Exhibit 99.1

155 University Avenue • Suite 750
Toronto, Ontario, Canada M5H 3B7 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalinc.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 30, 2020

AND

MANAGEMENT INFORMATION CIRCULAR

DATED August 31, 2020

These materials are important and require your immediate attention. They require shareholders of Titan Medical Inc. (the “Corporation”) to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares of the Corporation, please contact Computershare Trust Company of Canada at (416) 263- 9200.

TITAN MEDICAL INC.

155 University Avenue, Suite 750
Toronto, Ontario, Canada
M5H 3B7

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Titan Medical Inc. (the “Corporation”) will be held in a virtual only meeting format due to the public health concerns caused by the COVID-19 pandemic. The Meeting will take place via live webcast online at https://web.lumiagm.com/218853590 on Wednesday, September 30, 2020 at 1:00 p.m. EST. In order to ensure the health and safety of all, it will be a virtual meeting only. No one will be able to attend the Meeting in person. All participants MUST register with Computershare in advance of the meeting. Online access to the Meeting will begin at 12 noon EST. The Meeting will be held for the following purposes:

1.	to receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2019, together with the report of the auditors thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint as auditors BDO Canada LLP, the incumbent auditors of the Corporation, and authorize the directors to fix the remuneration of the auditors;

4.
to approve amendments to the Corporation’s stock option plan to permit the Corporation to designate up to a maximum number of options granted to be incentive stock options (as defined in the United States Internal Revenue Code);

5.
to consider, and if deemed advisable, approve the consolidation of the outstanding common shares of the Corporation on the basis of a ratio to be determined by the board of directors of the Corporation in its sole discretion, within a range of 1 post-consolidation common share for every 5 to 10 outstanding pre-consolidation common shares of the Corporation; and

6.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location. At the Meeting, shareholders will have the opportunity to ask questions and vote on all matters put before the Meeting. We believe hosting the Meeting virtually will enable increased shareholder attendance and will encourage more active shareholder engagement and participation at the Meeting. We encourage shareholders to participate in the Meeting. You will find important information and detailed instructions about how to participate in our virtual annual and special meeting in this information circular on page 2. A copy of the information circular and form of proxy accompany this Notice. Only shareholders of record as of August 24, 2020, the record date (the “Record Date”), are entitled to receive notice of the Meeting.

The directors have fixed 1:00 p.m. EST on September 28, 2020, or at least 48 hours, excluding Saturdays and holidays, before any adjournment of the meeting, as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Corporation or with Computershare Trust Company of Canada.

DATED August 31, 2020.

By Order of the Board

(signed) “David McNally”

Chairman, President and Chief Executive Officer
Titan Medical Inc.

155 UNIVERSITY AVENUE, SUITE 750, TORONTO, ONTARIO, CANADA M5H 3B7

MANAGEMENT INFORMATION CIRCULAR

Dated August 31, 2020

for the

Annual and Special Meeting of Shareholders

to be held on September 30, 2020

INFORMATION CIRCULAR

TABLE OF CONTENTS

INTRODUCTION	5

Forward-Looking Statements	5

Information Contained in this Circular	5

GENERAL PROXY MATTERS	5

Appointment, Time for Deposit and Revocability of Proxy	5

Voting by Proxy	8

Mail	8

Fax	8

Internet	9

Appointing a Proxyholder	9

Revocation of Voting Instructions or Proxies	9

Voting of Proxies	9

Voting Shares and Principal Holders Thereof	10

BUSINESS OF THE MEETING	10

1. Financial Statements	10

2. Election Of Directors	10

3. Appointment And Remuneration Of Auditors	13

4. Stock Option Plan Amendment	13

5. Share Consolidation	14

STATEMENT OF EXECUTIVE COMPENSATION	20

CORPORATE GOVERNANCE PRACTICES	34

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	38

ADDITIONAL INFORMATION	39

DIRECTORS’ APPROVAL	39

SCHEDULE “A” – Board of Directors Mandate

SCHEDULE “B” – Amended Stock Option Plan in Blackline

TITAN MEDICAL INC. INFORMATION CIRCULAR

August 31, 2020

INTRODUCTION

This Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Titan Medical Inc. (the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held September 30, 2020, for the purposes set forth in the accompanying Notice of Meeting. Except where otherwise indicated, this Circular contains information as of the close of business on August 31, 2020. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Forward-Looking Statements

This Circular contains certain forward-looking statements with respect to the Corporation based on assumptions that management of the Corporation considered reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements.

Information Contained in this Circular

No person has been authorized to give information or to make any representations in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the resolutions or be considered to have been authorized by the Corporation or the Board of Directors (the “Board” or “Board of Directors”) of the Corporation.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities. This Circular also does not constitute the solicitation of a proxy by any person in any jurisdiction in which such a solicitation is not authorized or in which the person making such a solicitation is not qualified to do so or to any person to whom it is unlawful to make such a solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection with the Meeting.

Other than as indicated, all dollar amounts reported in this Circular are in U.S. dollars.

GENERAL PROXY MATTERS

Appointment, Time for Deposit and Revocability of Proxy

Shareholders of the Corporation are either registered or non-registered. Registered shareholders typically hold shares of the Corporation in their own names because they have requested that their shares be registered in their names on the records of the Corporation rather than holding such shares through an intermediary (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans). Most shareholders are non-registered because their shares are registered in the name of either (a) an intermediary with whom the non-registered shareholder deals in respect of their shares, or (b) a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

The Annual and Special Meeting (the “Meeting”) of shareholders of Titan Medical Inc. will be held in a virtual only meeting format due to the public health concerns caused by the COVID-19 pandemic. The Meeting will take place via live webcast online at https://web.lumiagm.com/218853590 on Wednesday, September 30, 2020 at 1:00 p.m. EST. In order to ensure the health and safety of all, it will be a virtual meeting only. No one will be able to attend the Meeting in person. All participants MUST register with Computershare in advance of the meeting.  Registered Shareholders (as defined in this Circular under the heading “Voting at the Virtual Meeting”) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/218853590 where they can participate, vote, or submit questions during the meeting’s live webcast.

Shareholders and duly appointed proxyholders can attend the meeting online by going to https://web.lumiagm.com/218853590.

Online access to the Meeting will begin at 12 noon EST.

●	Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login” and entering a Username and Password before the start of the meeting.

o	Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username, and the Password is “titan2020”.

o	Duly appointed proxyholders – Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “titan2020”.

●
Voting at the meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder.  Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/TitanMedical by 1:00 p.m. EST September 28, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds shares of the Corporation through more than one intermediary or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings. Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the shares from the various shareholders are represented and voted at the meeting.

Participating at the Meeting

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 1:00 p.m. EST on September 30, 2020.

●
Registered Shareholders (as defined in this Circular under the heading “Voting at the Meeting”) that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by Computershare Trust Company of Canada / Computershare Investor Services Inc. (“Computershare”) (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the meeting.  To do so, please go to https://web.lumiagm.com/218853590 prior to the start of the meeting to login. Click on “I have a login” and enter your 15-digit control number or Username along with the password “titan2020”. Non-Registered Shareholders (as defined in this Circular under the heading “Non-Registered Shareholders”) who have not appointed themselves to vote at the meeting, may login as a guest, by clicking on “I am a Guest” and complete the online form.

●
United States Beneficial holders:  To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Annual and Special Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Annual and Special Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:
Computershare
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1
OR
Email at: uslegalproxy@computershare.com
Requests for registration must be labeled as “Legal Proxy” and be received no later than September 28, 2020 by 1:00 EST. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Annual and Special Meeting and vote your shares at https://web.lumiagm.com/218853590 during the meeting.  Please note that you are required to register your appointment at www.computershare.com/TitanMedical.

●
Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them listen to the meeting however will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.

●
If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies.  However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

●
If you are eligible to vote at the meeting, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting.

Voting at the Virtual Meeting

A registered shareholder of Titan Medical Inc. common shares (a “Registered Shareholder”), or a Non-Registered Shareholder who has appointed themselves or a third party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their Shares/Units voted at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/218853590 prior to the start of the meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/TitanMedical after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Appointment of Proxies” below for details).

Appointment of Proxies

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder.  Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form.  Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/TitanMedical by 1:00 p.m. EST September 28, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

A proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 1:00 p.m. EST on September 28, 2020, or if the meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting. If a shareholder who has submitted a proxy attends the meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Without a Username, proxyholders will not be able to vote at the meeting.

Voting by Proxy

Shareholders who are unable to attend the virtual Meeting may vote through the use of proxies. Shareholders should convey their voting instructions using one of the two voting methods available: (1) use of the form of proxy or voting instruction form to be returned by mail, delivery or facsimile, or (2) use of the Internet voting procedure. By conveying voting instructions in one of the two ways, shareholders can participate in the Meeting through the person or persons named on the voting instruction form or form of proxy.

To convey voting instructions through any of the two methods available, a shareholder must locate the voting instruction form or form of proxy, one of which is included with the Circular in the package of Meeting materials sent to all shareholders. The voting instruction form is a white, computer scannable document with red squares marked “X” (the “voting instruction form”) and is sent to most non-registered shareholders. The form of proxy is a form headed “Form of Proxy” (the “form of proxy”) and it is sent to all registered shareholders and a small number of non-registered shareholders.

Mail

A shareholder who elects to use the paper voting procedure should complete a voting instruction form or a form of proxy. If the form of proxy is already signed, do not sign it again. Complete the remainder of the voting instruction form or form of proxy. Ensure that you date and sign the form at the bottom. Completed voting instruction forms should be returned to the relevant intermediary in the envelope provided and should be received by the cut-off date shown on the voting instruction form. Completed forms of proxy should be returned in the envelope provided to the Corporation’s transfer agent and registrar, Computershare Trust Company of Canada (“Computershare”), 100 University Avenue, 8th Floor, South Tower, Toronto, Ontario, M5J 2Y1 or by hand to: 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 1:00 p.m. (Toronto time) on September 28, 2020, or at least 48 hours, excluding Saturdays and holidays, before any adjournment of the Meeting.

Fax

A shareholder who elects to use the facsimile voting procedure should complete a voting instruction form or a form of proxy. If the form of proxy is already signed, do not sign it again. Complete the remainder of the voting instruction form or form of proxy. Ensure that you date and sign the form at the bottom. Completed voting instruction forms should be faxed to the relevant intermediary at the number provided and should be received by the cut-off date shown on the voting instruction form. Completed forms of proxy should be returned by fax to Computershare at 1‑866‑249‑7775 no later than 1:00 p.m. (Toronto time) on September 28, 2020, or at least 48 hours, excluding Saturdays and holidays, before any adjournment of the Meeting.

Internet

Shareholders may convey their voting instructions through the Internet. The relevant website address is set out on the voting instruction form and form of proxy. Follow the instructions given through the Internet to cast your vote. When instructed to enter your Web Voting ID Number, refer to your voting instruction form or your form of proxy. Votes conveyed by the Internet must be received no later than the cut-off time given on the voting instruction form or the form of proxy.

Appointing a Proxyholder

Shareholders unable to attend the Meeting in person may participate and vote at the Meeting through a proxyholder. The persons named on the enclosed form of proxy as proxyholders to represent shareholders at the Meeting, being David McNally and Stephen Randall, are directors and/or officers of the Corporation. A shareholder has the right to appoint a person or company instead of those named above to represent such shareholder at the Meeting. A non‑registered shareholder who would like to attend the Meeting to vote must arrange with the intermediary to have himself or herself appointed as the proxyholder. To appoint a person or company instead of David McNally or Stephen Randall as proxyholder, strike out the names on the voting instruction form or form of proxy and write the name of the person you would like to appoint as your proxyholder in the blank space provided. That person need not be a shareholder of the Corporation.

Non-registered shareholders appointing a proxyholder using a voting instruction form should fill in the rest of the form indicating a vote “for”, “against” or “withhold”, as the case may be, for each of the proposals listed, sign and date the form and return it to the relevant intermediary or clearing agency in the envelope provided or by facsimile by the cut‑off time given on the form. Proxyholders named on a signed form of proxy will be entitled to vote at the Meeting upon presentation of the form of proxy. No person will be entitled to vote at the Meeting by presenting a voting instruction form.

Alternatively, any shareholder may use the Internet to appoint a proxyholder. To use this option, access the website address printed on the voting instruction form or form of proxy and follow the instructions set out on the website. Refer to the control number or holder account number and proxy access number printed on the voting instruction form or form of proxy when required to enter these numbers.

Revocation of Voting Instructions or Proxies

In addition to any other manner permitted by law, a registered shareholder may revoke a proxy before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to either (i) the attention of the Chief Financial Officer of the Corporation at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof. Shareholders who have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke a previous proxy. Non-registered holders should contact their intermediary to find out how to change or revoke their voting instructions and the timing requirements.

Voting of Proxies

The persons named in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the share consolidation, the stock option plan amendments, the election of directors, the appointment of the auditor and the authorization of the board to fix the auditor’s remuneration. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On August 31, 2020, the Corporation had outstanding 81,524,320 common shares (“Common Shares”), each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on August 24, 2020 (the “Record Date”) are entitled to vote at the Meeting.

As at August 31, 2020, to the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over greater than 10% of the Common Shares of the Corporation.

BUSINESS OF THE MEETING

1.	Financial Statements

The directors will place before the Meeting the financial statements for the year ended December 31, 2019 together with the auditors’ report thereon. The financial statements will have already been mailed to shareholders that have requested them and are also available on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or through the U.S. Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov and on the Corporation’s website at www.titanmedicalinc.com. No vote by shareholders with respect to the financial statements is required or proposed to be taken.

2.	Election Of Directors

The Corporation currently has four (4) directors, two (2) of whom are being nominated for re-election at the Meeting. All directors are elected annually. Unless such authority is withheld, the person named in the enclosed form of proxy intends to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the by-laws of the Corporation.

Majority Voting Policy

The Board of Directors has adopted a majority voting policy to the effect that if a director nominee in an uncontested election receives a greater number of votes “withheld” than votes “for”, he or she must immediately tender his or her resignation to the Board of Directors. The Corporate Governance and Nominating Committee will consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors shall accept the resignation unless there are exceptional circumstances, and the resignation will be effective when accepted by the Board of Directors. The Board of Directors shall make its final determination within 90 days after the date of the shareholder meeting and promptly announce that decision (including, if applicable, the exceptional circumstances for rejecting the resignation) in a news release. A director who tenders his or her resignation pursuant to the majority voting policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered. The majority voting policy does not apply to the election of directors at contested meetings; that is, where the number of directors nominated for election is greater than the number of seats available on the Board of Directors.

Nominees For Election As Directors

The following table and the notes thereto set out the names of all the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at August 31, 2020 as well as information concerning committee membership:

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)
Paul Cataford(2) Calgary, Alberta, Canada	Chief Executive Officer and co-founder of Zephyr Sleep Technologies Inc.	-	-
Anthony J. Giovinazzo(2) Carlisle, Ontario, Canada	Independent Corporate Director, Executive Chairman – Sublimity Therapeutics (Holdings) Ltd.	-	-
David J. McNally Salt Lake City, Utah, USA	President, Chief Executive Officer and Chairman of the Board of Directors	2017	4,167
Stephen Randall Toronto, Ontario, Canada	Chief Financial Officer and Director	2017	22,993
Cary G. Vance(2) Salt Lake City, Utah, USA	President & CEO, OptiScan Biomedical	-	-

Notes:
(1)
The information as to common shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2)	If elected at the Meeting, will serve as a member of the Audit Committee, Compensation Committee and Governance Committee of the Corporation.

Biographies of Director Nominees

The following are brief biographies of each of the nominees for director:

Paul Cataford – Director

Paul Cataford, ICD.D, MBA, B.Sc. (Engineering) is the CEO and co-founder of Zephyr Sleep Technologies Inc. with headquarters in Calgary, Alberta and has held this position since 2010.  Zephyr is a medical device company specializing in the treatment and diagnoses of sleep-disordered breathing.  Prior to Zephyr, Mr. Cataford was the President and CEO of University Technologies International, University of Calgary’s technology transfer and early-stage company incubator from 2004-2009.  In addition to these executive positions, Mr. Cataford has also served as an independent corporate director on the following boards of directors:  Sierra Wireless Inc. (Nasdaq/TSX), Trakopolis IoT Corp. (TSXV), AG Junction (TSX), SemiBioSys Genetics Inc. (TSX), Daleen Technologies Inc. (Nasdaq) and Defense Construction Canada Ltd. (Canadian Crown Corp.), among others.  Mr. Cataford has a B.Sc. in Mechanical Engineering (Queen’s University), an MBA specializing in Finance (Schulich School of Business/York University) and is a graduate of the Directors College (Rotman School of Business/University of Toronto).

Anthony J. Giovinazzo – Director

Mr. Giovinazzo is retired and is also a director on the Board of ProMis Neurosciences Inc. (PMN:TSX), as well as Executive Chairman of Sublimity Therapeutics, a private clinical stage biopharmaceutical company addressing gastrointestinal and autoimmune diseases with significant unmet needs. From November 2009 to March 2017, Mr. Giovinazzo was the co-inventor, Chief Executive Officer and Director of Cynapsus Therapeutics Inc (CYNA:NASDAQ). The company was the subject of an all cash, CDN $841 million acquisition. Cynapsus’s drug Kynmobi (the first successful thin film strip for Parkinson’s OFF episodes) was approved by the US FDA and the Canadian HPB in May and June 2020, respectively. From April 2006 to November 2009, Mr. Giovinazzo served as the Chief Executive Officer of Cervelo Pharmaceuticals Inc., a biopharmaceutical company. From 2002 to 2006, he served as Chief Executive Officer of Cita NeuroPharmaceuticals Inc., a biopharmaceutical company. His career began in 1978 and includes several years in each of international taxation, investment banking and life sciences and MedTech venture capital. In September 2017 Mr. Giovinazzo was the inaugural Bloom Burton Award recipient as judged by a panel of leading USA industry experts. Mr. Giovinazzo obtained a Chartered Director (C.Dir.) and Audit Committee Certification (A.C.C.) from The Director’s College (where he was also a faculty member) in 2006 and 2011, respectively. He attended the Harvard Business School Executive Program: Leadership and Strategy in Pharmaceuticals and Biotech, 2006. Mr. Giovinazzo completed his M.B.A. at IMD Geneva, Switzerland, 1996; Graduate Certificate Studies in Canadian Law (Taxation) Osgoode Hall Law School, York University, 1984; and a B.A. in Economics and Accounting, at McMaster University, 1978. He was also a business advisory board member of the National Research Council of Canada’s Genomics funding program, for two terms from 2007 to 2012.

David J. McNally – Chairman, President and Chief Executive Officer

Mr. McNally is the Chairman of the Board of Directors, President and Chief Executive Officer of the Corporation. Mr. McNally joined Titan after serving as the founder, President, CEO and Chairman of the Board of Domain Surgical Inc., founded in 2009 and based in Salt Lake City, Utah. Mr. McNally brings substantial experience and demonstrated leadership skills with all facets of building innovative medical device companies including clinically-focused product design and development, capital formation, regulatory clearance, and commercialization. Mr. McNally earned an MBA from the University of Utah, holds a Bachelor of Science degree in Mechanical Engineering from Lafayette College, Easton, PA and is the co-inventor of more than 40 U.S. and international patents associated with robotic surgical systems, ferromagnetic surgical devices and systems, electromagnetic and ultrasonic sensors, and medical fluid delivery systems.

Stephen Randall – Director, Chief Financial Officer and Secretary

Mr. Randall is the Chief Financial Officer and a Director of the Corporation. He joined the Corporation in March 2010. Effective September 30, 2020 Mr. Randall will retire as the Chief Financial Officer but if elected, will continue as a Director of the Corporation. Previously, Mr. Randall served in senior financial roles with both private, publicly traded and start-up companies in the manufacturing, telecommunications and technology sectors. Mr. Randall holds the Canadian CPA, CGA designation and earned an Honours Bachelor of Commerce from the University of Windsor and B.A. from Western University.

Cary G. Vance – Director

Mr. Vance was most recently President and Chief Executive Officer at OptiScan Biomedical (2018-present), and he has extensive leadership experience for over 32 years. From 2017 – 2018, he served as President and Chief Executive Officer of Myoscience Incorporated, where he led the company in a turnaround effort towards growth and profitability, strategically transforming the business and their markets with disruptive technology. He drove commercial success and completed a funding round as an integral step to execution of a strategic process that led to the sale of the company. From 2014 – 2016, he served as President and Chief Executive Officer of Hansen Medical, where he led a turnaround effort that resulted in the successful sale of that company. Prior to Hansen, from 2010 – 2014 Mr. Vance served as President of the Anesthesia & Respiratory global business of Teleflex Incorporated and as their Executive Vice President North America. Before joining Teleflex, he was an executive at Covidien (2007 – 2010) where he served as Vice President & General Manager of Interventional Oncology – Americas and was the Vice President & General Manager for their energy-based devices unit for three years. Mr. Vance served in a series of roles with progressive responsibility at GE Healthcare from 1997 to 2007, principally in diagnostic imaging sales and marketing management, and executive leadership. Mr. Vance is Lean/Six Sigma Black Belt certified and holds a B.A. in Economics and an MBA from Marquette University.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the persons nominated for election as directors at the Meeting: (a) is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

To the knowledge of the Corporation, none of the persons nominated for election as directors at the Meeting, nor any personal holding company thereof owned or controlled by them: (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Interest of Management and Others in Material Transactions

No proposed director of the Corporation or informed person, or any associate or affiliate of a proposed director of the Corporation or informed person has any material interest, direct or indirect, in any transaction in which the Corporation has participated since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction which has materially affected or will materially affect the Corporation.

3.	Appointment And Remuneration Of Auditors

Unless such authority is withheld, the persons named in the enclosed instrument of proxy intend to vote for the re-appointment of BDO Canada LLP of Toronto, Ontario, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. BDO Canada LLP were first appointed auditors of the Corporation on December 13, 2010.

4.	Stock Option Plan Amendment

Description of the Stock Option Plan Amendments

On July 15, 2020, the Board of Directors approved certain amendments to the Corporation’s Stock Option Plan (the “Plan”) to: (i) permit the award of stock options to employees of Affiliates (as defined in the Securities Act (Ontario)) of the Corporation, which will permit the award of stock options to directors, officers, employees and Service Providers (as defined in the Plan) of United States subsidiaries of the Corporation; (ii) to allow the award of incentive stock options (referred to herein as “ISOs”) that are qualified under section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), subject to shareholder approval of the amended Plan; and (iii) require that the exercise price of stock options will not be less than the greater of (A) the volume weighted average price of the common shares on the TSX (and/or such other stock exchange upon which the Common Shares may become listed) over the period of five days immediately preceding the date of the grant, and (B) the closing price of the common shares on the Exchange on the last trading day preceding the date of grant of the stock option. Shareholder approval will be sought at the Meeting for item (ii) above in order to ensure compliance with United States federal income tax laws with respect to the amendment to the Plan to permit the grant of incentive stock options to United States participants in the Plan. Shareholder approval will not be sought in respect of items (i) and (iii) above.

As amended, the Plan will permit the award of stock options to U.S. taxpayers that can be either non-qualified stock options that do not meet the requirements of Code Section 422 (“NQSOs”) or ISOs.  ISOs allow more favorable U.S. federal income tax treatment, in some circumstances, for participants in the Plan who are subject to United States federal income tax; however the Corporation may not be entitled to a compensation expense deduction when ISOs are exercised for purposes of United States corporate income taxes.  The Plan does not require that stock options awarded to United States participants in the Plan be ISOs; the Corporation has discretion to award either ISOs or nonqualified stock options. Subject to adjustment under the Plan and to certain provisions of the Code, the maximum number of Common Shares available for issuance pursuant to options  granted as ISOs is 9,455,713.

Subject to the receipt of shareholder approval of the Stock Option Plan Amendment Resolution (as defined below), the TSX has conditionally approved the amendments.

For purposes of granting ISOs, United States federal income tax laws require that the Company’s shareholders approve the amendment to the Plan within 12 months before or after the date the amendment to the Plan was adopted by the Board, in accordance with the applicable provisions of the Corporation’s governing documents and Ontario law prescribing the method and degree of shareholder approval required for the issuance of shares of the Corporation.  Accordingly, shareholder approval must be obtained by a majority of the votes cast at a duly held meeting of shareholders at which a quorum is, either in person or by proxy, present and voting on the Plan, excluding the votes of securities held directly or indirectly by insiders of the Corporation benefiting directly or indirectly from the proposed amendment or who are entitled to receive a benefit directly or indirectly under the Plan.

Accordingly, Shareholders will be asked at the Meeting to pass a resolution approving the amendment and restatement of the Plan, the full text of which is set out in Schedule “B” to this Circular.

Shareholders, other than insiders of the Corporation that will benefit from the amendments to the Option Plan, will be asked at the Meeting to consider and, if deemed advisable, to pass the following resolution (the “Stock Option Plan Amendment Resolution”) relating to such amendments:

“RESOLVED THAT:

1.
the amendments to the Corporation’s stock option plan, amended and restated as of July 15, 2020 (the “Option Plan”), to permit the Corporation to designate up to a maximum of 9,455,713 options to be incentive stock options (as defined in the United States Internal Revenue Code) are hereby approved as set forth in the form of the amended and restated stock option plan annexed to the Corporation’s proxy circulated dated August 31, 2020;

2.
all options outstanding under the Stock Option Plan or any previous form of stock option plan shall remain valid and outstanding and they shall be governed by the Option Plan (as amended hereunder); and

3.
any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such director or officer, in such director’s or officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

The Board recommends that the shareholders vote FOR the foregoing resolution ratifying, confirming and approving the amendments to the Option Plan.

In the event the Stock Option Plan Amendment Resolution is not passed by the requisite number of votes cast at the Meeting, no stock options granted under the Plan will qualify as ISOs, and for United States federal income tax purposes all stock options awarded will be non-qualified stock options.

The Board has unanimously concluded that approval of the amended Plan is in the best interest of the Company and recommends that Shareholders vote IN FAVOUR of the Stock Option Plan Amendment Resolution.  In the absence of a contrary instruction, the person(s) designated by management of the Company in the form of proxy intend to vote FOR the Stock Option Plan Amendment Resolution.

5.	Share Consolidation

At the Meeting, shareholders will be asked to consider, and if deemed advisable, approve, the special resolution authorizing an amendment to the Corporation’s articles to consolidate the issued and outstanding common shares (the “Share Consolidation Resolution”). The Board of Directors believes it is in the best interests of the Corporation to consolidate the issued and outstanding common shares of the Corporation based on a ratio of one post-consolidation common share for each 5 to 10 outstanding pre-consolidation common shares (the “Share Consolidation”), with the final ratio to be determined by the Board of Directors in its sole discretion. If the Share Consolidation Resolution is approved, the Share Consolidation would only be implemented, if at all, upon a determination by the Board of Directors that it is in the best interests of the Corporation and its shareholders, in order to maintain its listing on the Nasdaq Capital Market exchange (“Nasdaq”).  The Board of Directors’ selection of the specific ratio will be based primarily on the price of the common shares at the given time and expected stability of that price.

If the proposed Share Consolidation is implemented, the number of common shares issued and outstanding will be reduced from approximately 81,524,320 common shares (as of August 31, 2020) to between approximately 8,152,432 (in the event of a 10 to 1 consolidation) to 16,304,864 (in the event of a 5 to 1 consolidation) common shares, depending on the ratio selected by the Corporation’s Board of Directors.

The effect of the proposed Share Consolidation on the Corporation’s outstanding securities exchangeable or exercisable for common shares is set out in the table below.

			Post-Share Consolidation
Grant Date	Expiry Date	Number Outstanding	Based on 5:1 Share Consolidation	Based on 10:1 Share Consolidation
Warrants 10
November 16, 2015	November 16, 2020	233,740	46,748	23,374
February 12 and 23, 2016	February 12, 2021	444,920	88,985	44,493
March 31 and April 14, 2016	March 31, 2021	577,106	115,422	57,712
September 20 and October 27, 2016	September 20, 2021	637,111	127,423	63,712
March 16, 2017	March 16, 2021	355,253	71,051	35,526
June 29, and July 21, 2017	June 29, 2022	446,377	89,276	44,638
August 24, 2017	August 24, 2022	563,067	112,614	56,307
December 5, 2017	December 5, 2022	1,533,333	306,667	153,334
April 10 and May 10, 2018	April 10, 2023	1,295,554	259,111	129,556
August 10, 2018	August 10, 2023	6,661,068	1,332,214	666,107
March 21, 2019	March 21, 2024	8,455,882	1,691,177	845,589
May 6, 2020	November 6, 2025	64,313	12,863	6,432
June 10, 2020	June 10, 2024	9,000,000	1,800,000	900,000
Compensation Warrants		3,265,496	653,099	326,550

No fractional common shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional common share, upon such Share Consolidation, the number of common shares to be received by such Shareholder will be rounded up or down to the nearest whole number. No consideration will be paid or issued in respect of fractional common shares that are cancelled as a result of the Share Consolidation.

Upon the Share Consolidation becoming effective, the number of common shares issuable upon the due exercise of outstanding Warrants of the Corporation shall be adjusted in accordance with the terms of such Warrants set forth in the certificate and any warrant indenture governing the warrants. No further action by the holders of Warrants shall be required in order to give effect to these adjustments.

The Share Consolidation is subject to regulatory approval, including approval of the Toronto Stock Exchange (“TSX”), at the time of the proposed consolidation. As a condition to the approval of a consolidation of shares listed for trading on the TSX, the TSX requires, among other things, that the Corporation must meet, post-consolidation, the continued listing requirements contained in Part VII of the TSX Company Manual. Specifically, the Corporation’s securities may be delisted if (a) the market value of listed issued securities is less than $3,000,000 over any period of 30 consecutive trading days; or (b) the market value of the Corporation’s freely-tradable, publicly held securities is less than $2,000,000 over any period of 30 consecutive trading days; or (c) the number of freely-tradable, publicly held securities is less than 500,000; or (d) the number of public security holders, each holding a board lot or more, is less than 150.

If the Share Consolidation Resolution is approved, the Board of Directors will determine when and if the articles of amendment giving effect to the Share Consolidation would be filed and shall determine the share consolidation ratio, within the range set forth herein. Other than the completion and return of a letter of transmittal and any other requirements pursuant to the rules of the TSX and the rules of Nasdaq, no further action on the part of shareholders would be required in order for the Board of Directors to implement the Share Consolidation.

Notwithstanding approval of the proposed Share Consolidation by shareholders, the Board of Directors, in its sole discretion, may delay implementation of the Share Consolidation or revoke the Share Consolidation Resolution and abandon the Share Consolidation without further approval or action by or prior notice to Shareholders.

If the Board of Directors does not implement the Share Consolidation within 12 months of the date of the Meeting, the authority granted by the Share Consolidation Resolution would lapse and be of no further force or effect.

Reasons for the Share Consolidation

The Board of Directors believes that it is in the best interests of the Corporation and the Corporation’s shareholders to reduce the number of outstanding common shares by way of the Share Consolidation, because it may be necessary in order to maintain the Corporation’s listing on Nasdaq.

Nasdaq maintains certain rules that companies must follow in order to preserve their listing on Nasdaq (the “Listing Rules”). The Listing Rules require a company’s listed securities to maintain a minimum bid price of $1 per share (the “Bid Price Rule”). While the Corporation is currently in violation of the Bid Price Rule, the Corporation is allowed until February 1, 2021 to regain compliance (the “Compliance Period”). The Corporation will have the opportunity to improve its share price to bring it back into compliance with the Bid Price Rules during the Compliance Period. If, however, the Corporation is not able to achieve an increase in its share price it may rely on the Share Consolidation to regain compliance with the Bid Price Rule and maintain its Nasdaq listing.

If the proposed Share Consolidation is approved by the shareholders and all regulatory requirements are complied with, including the Corporation obtaining approval of the TSX and Nasdaq, and implemented by the Board of Directors no later than one year from the date of approval of the Share Consolidation by the shareholders, following the announcement by the Corporation of the effective date of the Share Consolidation, registered Shareholders will be sent a transmittal letter by the Corporation’s transfer agent, Computershare Trust Company of Canada, containing instructions on how to exchange their share certificates representing pre‑consolidation common shares for new share certificates representing post-consolidation common shares. Non‑registered shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for the registered shareholders. If you hold your common shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Risk Factors Associated with the Share Consolidation

Decline in Market Capitalization

There are numerous factors and contingencies that could affect the prices of pre-consolidation common shares and the post‑consolidation common shares, including the Corporation’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the post-consolidation common shares may not be sustainable at the direct arithmetic result of the Share Consolidation and may be lower. If the market price of the post‑consolidation common shares is lower than it was before the Share Consolidation on an arithmetic equivalent basis, the Corporation’s total market capitalization (the aggregate value of all common shares at the then market price) after the Share Consolidation may be lower than before the Share Consolidation.

Potential for Adverse Effect on the Liquidity of the Common Shares

If the Share Consolidation is implemented and the market price of the post-consolidation common shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the post‑consolidation common shares will, however, also be based on the Corporation’s performance and other factors, which are unrelated to the number of common shares outstanding. Furthermore, the liquidity of the post-consolidation common shares could be adversely affected by the reduced number of consolidated common shares that would be outstanding after the Share Consolidation.

No Fractional Shares to be Issued

No fractional consolidated common shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional consolidated share upon the Share Consolidation, such fraction will be rounded up or down to the nearest whole number.

Effects of the Share Consolidation on the Common Shares

The Consolidation Ratio will be the same for all common shares. Except for any variances attributable to the rounding up and down of fractional shares, the change in the number of issued and outstanding common shares that will result from the Share Consolidation will cause no change in the capital attributable to the common shares and will not materially affect any shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of consolidated common shares.

The Share Consolidation will not materially affect any shareholder’s proportionate voting rights. Each consolidated common share outstanding after the Share Consolidation will have the same rights and privileges as the existing common shares.

The implementation of the Share Consolidation would not affect the total shareholders’ equity of the Corporation or any components of Shareholders’ equity as reflected on the Corporation’s financial statements except to change the number of issued and outstanding common shares to reflect the Share Consolidation.

Procedure for Implementing the Share Consolidation

If the Share Consolidation Resolution is approved by the shareholders and the Board of Directors decides to implement the Share Consolidation, the Corporation will file articles of amendment with the Director under the Business Corporations Act (Ontario) (“OBCA”) in the form prescribed by the OBCA to amend the Corporation’s articles. The Share Consolidation will become effective as specified in the articles of amendment and the certificate of amendment issued by the Director under the OBCA.

No Dissent Rights

Under the OBCA, shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

U.S. Federal Income Tax Considerations

A shareholder taxable in the U.S. generally will not recognize gain or loss on the Share Consolidation. In general, the aggregate tax basis of the consolidated Common Shares received will be equal to the aggregate tax basis of the existing Common Shares exchanged therefor, and the holding period of the consolidated Common Shares received will include the holding period of the existing Common Shares exchanged.

Alternative characterizations of the Share Consolidation are possible. For example, while the Share Consolidation, if implemented, would generally be treated as a tax-free recapitalization under the US. Internal Revenue Code, U.S. shareholders whose fractional shares resulting from the Share Consolidation are rounded up to the nearest whole share may recognize gain for United States federal income tax purposes equal to the value of the additional fractional share. U.S. shareholders should consult their own tax advisors regarding alternative characterizations and tax consequences of the Share Consolidation for United States federal income tax purposes.

SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, NON-U.S. AND OTHER TAX LAWS.

Share Consolidation Resolution

Shareholders will be asked to consider and, if thought advisable, to authorize and approve the Share Consolidation Resolution. Pursuant to the provisions of the OBCA, in order to be effective, the Share Consolidation Resolution must be approved by 66 2/3% of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting.

The following is the text of the Share Consolidation Resolution which will be put forward for approval by the shareholders at the Meeting:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)
Pursuant to section 168(1)(h) of the Business Corporations Act (Ontario) (the “OBCA”), the Articles of Titan Medical Inc. (the “Corporation”) be amended to consolidate all of the issued and outstanding common shares of the Corporation (the “Common Shares”) on the basis of a ratio of one (1) post‑consolidation Common Share for a number of outstanding pre-consolidation Common Shares that is between 5 and 10, with such ratio to be determined by the Board of Directors in its sole discretion.

(b)
Any resulting fractional Common Shares shall be either rounded up or down to the nearest whole Common Share and no consideration will be paid or issued in respect of fractional common shares that are cancelled as a result of the Share Consolidation;

(c)
The Board of Directors of the Corporation be and it is hereby authorized to revoke, without further approval of the Shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the Shareholders of same, if determined, in the Board of Directors’ sole discretion to be in the best interest of the Corporation; and

(d)
Any director or officer of the Corporation be and is hereby authorized to do all such further acts and things and execute all such documents and instruments as may be necessary or desirable to give effect to the matters contemplated by this special resolution, including but not limited to, the filing of articles of amendment under the OBCA.”

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting IN FAVOUR of the Share Consolidation Resolution.

Recommendation of the Board

The Board of Directors believes that the proposed Share Consolidation of the common shares is in the best interests of the Corporation and its shareholders and unanimously recommends that shareholders vote IN FAVOUR of the Share Consolidation Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The Corporation had five Named Executive Officers in 2019, being:

(1)	David McNally, President and Chief Executive Officer

(2)	Stephen Randall, Chief Financial Officer and Secretary

(3)	Perry Genova, Senior Vice President, Research and Development

(4)	Curtis Jensen, Vice President, Quality and Regulatory Affairs, and

(5)	Sachin Sankholkar, Vice President of Marketing (collectively, the “Named Executive Officers” or “NEO”).

Compensation Discussion and Analysis

The Board of Directors is responsible for evaluating compensation for the President and Chief Executive Officer and the Chief Financial Officer and reviewing their salaries and any bonuses on an annual basis. The President and Chief Executive Officer and Chief Financial Officer are responsible for evaluating and reviewing the salaries and bonuses of all other employees and consultants of the Corporation. While the Board of Directors of the Corporation has not adopted a written policy concerning the compensation of Named Executive Officers, it has developed a consistent approach and philosophy relating to compensation. The overriding principles in the determination of executive compensation are the need to provide total compensation packages that will attract and retain qualified and experienced executives, reward the executives for their contribution to the overall success of the Corporation and integrate the longer term interests of the executives with the investment objectives of the Corporation’s shareholders.

As noted in the previous paragraph, the Corporation has five Named Executive Officers and places primary importance on the talent of these employees to manage and grow the Corporation. Based on the size of the Corporation and its relatively small number of employees, the Corporation’s executives are required to be multi-disciplined, self-reliant and highly experienced. In determining specific compensation amounts for the executive officers, the Board of Directors considers factors such as experience, individual performance, length of service, role in achieving corporate objectives, positive research and development results, stock price and compensation compared to other employment opportunities for executives.

The Corporation is an early-stage company engaged in the development and commercialization of robotic surgical technologies. As the Corporation is in the product development stage, it cannot rely on revenues from its operations to finance its activities and advance its goals. Consequently, the Corporation looks to raising the requisite capital to finance such activities through equity financings, which are influenced by the financial market’s assessment of the Corporation’s overall enterprise value and its prospects. These in turn are influenced, to a great extent, by the results of its research and development activities and progress in commercializing robotic surgical technologies. The contribution that each of the President and Chief Executive Officer and the Chief Financial Officer make to this endeavour, on a subjective analysis by the Compensation Committee and the Board of Directors at the end of each fiscal year, is the primary factor in determining aggregate compensation. In considering such contribution, the Board of Directors considers various factors, including, among other things, (i) the ongoing and progressive development of the Corporation’s robotic surgical technology; (ii) the identification and attainment of appropriate milestones that adequately reflect the ongoing development of the Corporation’s robotic surgical technology, (iii) the formation and development of key partnerships with leading academic and research organizations through which the Corporation’s products can be tested, and (iv) the recruitment, management and retention of qualified technical and other personnel, among other things.

Compensation for Named Executive Officers consists of base salary, cash bonuses and incentive stock options. In establishing compensation, the Corporation attempts to pay competitively in the aggregate as well as deliver an appropriate balance between annual compensation (base salary and cash bonuses) and option based compensation (incentive stock options).

The role of the Compensation Committee in recommending to the Board the compensation for Named Executive Officers is described under “Compensation Committee”.

The decisions in respect of each individual compensation element are taken into account in determining each of the other compensation elements to ensure a Named Executive Officer’s overall compensation is consistent with the objectives of the compensation program while considering that not all objectives are applicable to each Named Executive Officer.

In 2017, the Compensation Committee retained Hugessen Consulting Inc. (“Hugessen”) to serve as the Committee’s independent compensation consultant. Hugessen provides independent advice to the Compensation Committee with respect to executive and director compensation and relative governance matters. In addition, the Compensation Committee retained the services of executive compensation consultants Pearl Meyer & Partners, LLC (“Pearl Meyer”) to provide additional independent advice to the Compensation Committee with regard to compensation. In 2019, Pearl Meyer provided the following services to the Compensation Committee:

●       Performed a high-level review of executive and director compensation levels and design

●       Provided input on the topics of equity compensation and peer group design; and

●       Provided additional input and advice to the Compensation Committee, as requested.

The table below outlines fees paid to Pearl Meyer and Hugessen in 2019 and 2018:

	2019 Fees	2018 Fees
Executive Compensation Related Fees:

-Hugessen	$8,123	$21,276

-Pearl Meyer	25,925	-

Subtotal	34,048	21,276

All Other Fees:

-Hugessen	2,936	8,915

-Pearl Meyer	-	-

Subtotal	2,936	8,915

Total	$36,984	$30,191

The Compensation Committee did not follow a formal practice to consider the implications of the risks associated with the Corporation’s compensation policies and practices in 2019.

The Corporation has established the Option Plan for officers, directors, employees and service providers of the Corporation, prepared in compliance with the requirements of the TSX and Nasdaq, which is administered by the Board of Directors. The purpose of the Option Plan is to advance the interests of the Corporation by closely aligning the participants’ personal interests with those of the Corporation’s shareholders generally. Subject to the provisions of the Option Plan, the Board of Directors determines and designates from time to time the optionees to whom options are to be granted, the number of Common Shares to be optioned and the other terms and conditions of the stock option grant. The Board of Directors considers factors such as individual performance, the significance of individual contribution to the success of the Corporation, experience, and length of service in determining the amounts of options awarded.

In addition, the Corporation has a Share Unit Plan (“SU Plan”) and Deferred Share Unit Plan (“DSU Plan”) which provides additional flexibility to reward key employees for their service time and performance and directors of the Corporation for their service, while ensuring that the interests of such key employees and directors continue to be aligned with the interests of the Corporation’s shareholders. No units have been issued under the SU Plan or DSU Plan to date.

Compensation Committee

The awarding of annual bonus and option-based awards is subject to the discretion of the Compensation Committee and Board of Directors, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the Compensation Committee determines that the compensation of the Corporation for certain executives and other personnel, including option-based awards, is low compared to comparable companies, the Compensation Committee may determine to grant option-based awards to assist the Corporation in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The  Compensation Committee and the Board of Directors also have the discretion to adjust the weightings assigned to objectives for executives, including the President and Chief Executive Officer, and award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Corporation to achieve its goals and strategic objectives and create shareholder value. In exercising its discretion, the Compensation Committee and Board of Directors may also consider, among other factors, risk management and regulatory compliance, the performance of executive officers in managing risk and whether payment of the incentive compensation might present or give rise to material risks to the Corporation or otherwise affect the risks faced by the Corporation and the management of those risks.

In assessing the general competitiveness of the compensation of the Corporation’s Named Executive Officers, the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long term incentives) relative to a comparator group of publicly listed companies and reviews benchmark data composed of the group’s executive compensation data for matching positions. The peer group consists of the following comparable technology companies:

Compensation Peer Group
Apyx Medical Corporation Corindus Vascular Robotics, Inc. Ekso Bionics Holdings, Inc. IRadimed Corporation Medigus Ltd. Microbot Medical Inc. Misonix, Inc. MRI Interventions, Inc.	Nuvectra Corporation Profound Medical Corp. Ra Medical Systems Inc. ReWalk Robotics Ltd. Restoration Robotics Inc. Sensus healthcare Inc. Stereotaxis, Inc. TransEnterix, Inc.

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Corporation’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Board of Directors and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

If elected at the Meeting, the Compensation Committee shall consist of Paul Cataford, Anthony Giovinazzo and Cary Vance, each of whom are independent. These individuals have the necessary background and experience, including at the board and executive level, to enable the Compensation Committee to make decisions on the suitability of the Corporation’s compensation practices.

Performance Graph

The Common Shares of the Corporation are listed on the TSX and Nasdaq. The following graph illustrates the Corporation’s cumulative shareholder return over the five most recently completed financial years, as measured by the closing price on the TSX of the Common Shares at the end of the financial years ended December 31, 2014, 2015, 2016, 2017, 2018 and 2019 assuming an initial investment of CDN $100 on December 31, 2014, compared to the closing price of the S&P/TSX Composite Index over the same period. All amounts in the following graph and table are in Canadian dollars and are after giving retroactive adjustment for the 1:30 consolidation of the Common Shares that occurred in June 2018.

  The following table shows the value of CDN $100 invested in Common Shares on December 31, 2014 compared to CDN $100 invested in the S&P/TSX Composite Index*:

As at December 31,	2014	2015	2016	2017	2018	2019
Titan Medical Inc.	$ 100.00	$ 74.29	$ 22.86	$ 26.79	$ 4.02	$ 1.57
S&P/TSX Composite Index	$ 100.00	$ 88.91	$ 104.48	$ 110.78	$97.88	$ 116.61

The compensation paid by the Corporation to its Named Executive Officers in 2019 was not based in whole or in part on the trading price of the Common Shares in 2019 and does not compare to the trends in such trading price or the above market indices.

Summary Compensation Table

The following table and the notes thereto set forth information concerning annual total compensation for each Named Executive Officer in 2019, in respect of the fiscal years ended December 31, 2019, 2018, and 2017. All amounts in the table below and the notes thereunder are stated in Titan’s functional and presentation currency, which is U.S. dollars. Canadian employees are compensated in Canadian dollars. For reporting purposes, the Canadian dollar amount is translated to U.S. dollars using the year end exchange rate, as quoted by the Bank of Canada, on December 31 of each year.

Name and principal position	Year Ended Dec. 31	Salary (U.S.$)	Share- based Awards (U.S.$)	Option- based Awards(1) (U.S.$)	Non-equity Incentive Plan Compensation ($)		Pension Value (U.S.$)	All Other Compensation(2) (U.S.$)	Total Compensation (U.S.$)
					Annual Incentive Plans	Long- term Incentive Plans
David McNally President & CEO	2019	330,000	0		0	0	0	165,000	495,000
	2018	330,000	0	409,334	0	0	0	150,000	889,334
	2017	300,000	0	2,027,215	0	0	0	0	2,327,215

Stephen Randall Chief Financial Officer	2019	209,729	0	0	0	0	0	103,475	313,204
	2018	199,646	0	270,340	0	0	0	95,070	565,056
	2017	187,038	0	0	0	0	0	0	187,038

Perry Genova	2019	250,000	0	0	0	0	0	125,000	375,000

	2018	250,000	0	310,099	0	0	0	112,500	672,599
Senior Vice President
Research and Development
	2017	206,250	0	251,735	0	0	0	0	457,985

Curtis Jensen	2019	210,000	0	0	0	0	0	52,500	262,500

	2018	210,000	0	260,482	0	0	0	50,000	520,482
Vice President Quality and
Regulatory Affairs
	2017	150,000	0	245,111	0	0	0	0	395,111

Sachin	2019	180,000	0	0	0	0	0	50,000	230,000
Sankholkar
	2018	180,000	0	223,274	0	0	0	37,500	440,774
Vice President
of Marketing
	2017	150,000	0	0	0	0	0	0	150,000

Notes:
1.
The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model using assumptions based on expected life, risk free rate, expected dividend yield and expected volatility.

2.	Represents cash bonus paid in the year for performance in the prior calendar year.

Outstanding share-based awards and option-based awards

The following table shows all awards granted to Named Executive Officers and outstanding on December 31, 2019. The exercise prices of options are presented in Canadian currency as they are exercisable in Canadian dollars.

Name	Option based Awards					Share based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price(1) CDN($)	Option Exercise Price US($)	Option Expiration Date (DD-M-YY)	Value of unexercised in-the- money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (U.S.$)	Market or payout value of vested share-based awards not paid out or distributed (U.S.$)
David	277,519	4.54	-	17-Jan24	-	-	-	-
McNally	55,018	4.54	-	19-Jan-25	-	-	-	-
Stephen	3,313	4.54	-	9-Jun-20	-	-	-	-
Randall	1,319	4.54	-	23-Dec-20
	17,589	4.54	-	24-Aug-21	-	-	-	-
	36,336	4.54	-	19-Jan-25	-	-	-	-
Perry	16,667	4.54	-	7-Feb-24	-	-	-	-
Genova	33,333	4.54	-	17-Apr-24	-	-	-	-
	41,680	4.54	-	19-Jan-25	-	-	-	-
Curtis	16,667	4.54	-	17-Apr-24	-	-	-	-
Jensen	18,950	4.54	-	8-Nov-24	-	-	-	-
	35,011	4.54	-	19-Jan-25	-	-	-	-
Sachin	9,000	4.54	-	27-Jan-21	-	-	-	-
Sankholkar	11,726	4.54	-	24-Aug-21	-	-	-	-
	30,010	4.54	-	19-Jan-25	-	-	-	-
Notes:

1.
As of May 29, 2019, the Corporation was authorized to amend the exercise price of the common share purchase options granted to executive officers or employees who are insiders of the Corporation to a price equal to the higher of the March 21, 2019 offering price of US $3.40 per share or the five day volume weighted average price on either the TSX or the Nasdaq as determined as at the close of business on May 28, 2019. This price was subsequently determined to be CDN $4.54.

The following table shows the value from incentive plans vested or earned by Named Executive Officers under the Corporation’s incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2019 for performance in the prior calendar year.

Name	Option-based awards – Value vested during the year (U.S.$)	Share-based awards – Value vested during the year (U.S.$)	Non-equity incentive plan compensation – Value earned during the year (U.S.$)
David McNally	-	-	165,000
Stephen Randall	-	-	103,475
Perry Genova	-	-	125,000
Curtis Jensen	-	-	52,500
Sachin Sankholkar	-	-	50,000

Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth certain information as of December 31, 2019 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Plan Category	Denominated in:	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted–average exercise price of outstanding options, warrants and rights	Number of securities remaining for future issuance under equity compensation plan
Equity compensation plan approved by security holders	CDN dollar	860,379	CDN$5.89	4,271,731
	US dollar	854,042	US$ 2.65
Total		1,714,421

Termination and Change of Control Benefits

No Named Executive Officer is entitled to any form of additional compensation as a result of termination or change of control of the Corporation.

Indebtedness of Directors and Executive Officers

No director or executive officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of them is or was indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

Compensation of Directors

The annual retainer for directors for the year ended December 31, 2019 was CDN $30,000 or US $24,000, meeting fees for Board and Committee Chairs was CDN $3,200 or US $2,500 and meeting fees for other directors was CDN $1,300 or US $1,000.

The Board of Directors determines the form of payment of the compensation paid to directors. All compensation to directors is paid through the issuance of stock options, or cash, at the discretion of the directors, on an annual basis. The table below reflects in detail the compensation earned by non-employee directors in the 12-month period ended December 31, 2019.

Name	Fees Earned (CDN$)	Share-based Awards (CDN$)	Option-based Awards (CDN$)	Non-equity Incentive Plan Compensation (CDN$)	Pension Value (CDN$)	All Other Compensation (CDN$)	Total (CDN$)
John E. Barker	26,000	0	41,000	0	0	0	67,000
Dr. Bruce G. Wolff(1)	8,018	0	0	0	0	0	8,018
John Schellhorn(2)	64,550	0	0	0	0	0	64,550
Domenic Serafino(3)	63,754	0	0	0	0	0	63,754
Charles Federico(4)	102,390	0	643,270	0	0	0	745,660

Notes:
1.        Bruce Wolff resigned as a director effective May 1, 2019.
2.        John Schellhorn resigned as a director effective June 4, 2020.
3.        Domenic Serafino resigned as a director effective February 11, 2020.
4.        Charles Federico resigned as Chairman and a director effective June 4, 2020.

Directors’ and Officers’ Insurance

The Corporation maintains insurance for the benefit of the Corporation and its directors and officers as a group, in respect of the performance by them of duties of their office. Effective June 2018 the Corporation became dual listed on both the TSX and Nasdaq. The amount of insurance purchased for the period commencing January 1, 2018 and ended December 31, 2018 was for an aggregate limit of liability (inclusive of costs of defence) of CDN $7,000,000 for claims associated with the period prior to June 27, 2018 and US $10,000,000 for claims which may arise following the listing of the Corporation’s Common Shares on the Nasdaq. There is a deductible amount on a per loss basis of up to US $250,000 for a claim against the Corporation. The premium is paid by the Corporation without distinction as to directors as a group or officers as a group. The premiums for such directors’ and officers’ insurance for the 12 months ended December 31, 2019 for coverage while being dual listed on both the TSX and Nasdaq was US $467,070.

Outstanding share-based awards and option-based awards

The following table shows all option-based and share-based awards granted to non-employee directors and outstanding on December 31, 2019.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price per share CDN($)	Option Expiration Date (DD-M-YY)	Value of unexercised in-the-money options USD($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Martin C. Bernholtz(1)	1,044 415 5,570	51.60 30.60 30.00	9-Jun-20 23-Dec-20 23-Aug-21	0 0 0	0 0 0	0 0 0	0 0 0
John E. Barker	1,044 415 5,687 7,674 21,053 25,719	51.60 30.60 30.00 9.00 3.28 4.54	9-Jun-20 23-Dec-20 24-Aug-21 06-Jul-25 29-Aug-25 18-Jul-26	0 0 0 0 0 0	0 0 0 0 0 0	0 0 0 0 0 0	0 0 0 0 0 0
Dr. Bruce G. Wolff(2)	828 330 5,277 3,807 10,445	51.60 30.60 30.00 9.00 3.28	9-Jun-20 23-Dec-20 24-Aug-21 06-Jul-25 29-Aug-25	0 0 0 0 0	0 0 0 0 0	0 0 0 0 0	0 0 0 0 0
John Schellhorn(3)	12,269	4.41	7-Sept-24	0	0	0	0
Domenic Serafino(4)	5,590	7.49	06-Jul-25	0	0	0	0
Charles Federico(5)	253,000 41,273	4.40 4.40	01-May-26 19-Jul-26	0 0	0 0	0 0	0 0

Notes:
1.              Martin Bernholtz resigned as Chairman and a director effective March 15, 2018.
2.              Bruce Wolff resigned as a director effective May 1, 2019.
3.              John Schellhorn resigned as a director effective June 4, 2020.
4.              Domenic Serafino resigned as a director effective February 10, 2020.
5.              Charles Federico resigned as Chairman and a director effective June 4, 2020.

Incentive Plan Awards – Value Vested or Earned During Fiscal Year and December 31, 2019

The following table shows the value from incentive plans vested or earned by non-employee directors under the Corporation’s incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2019.

Name	Option-based awards – Value vested during the year (U.S.$)	Share-based awards – Value vested during the year (U.S.$)	Non-equity incentive plan compensation – Value earned during the year (U.S.$)
John Barker	0	0	0
Dr. Bruce G. Wolff(1)	0	0	0
John Schellhorn(2)	0	0	0
Domenic Serafino(3)	0	0	0
Charles Federico(4)	0	0	0

Notes:
1.              Bruce Wolff resigned as a director effective May 1, 2019.
2.              John Schellhorn resigned as a director effective June 4, 2020.
3.              Domenic Serafino resigned as a director effective February 10, 2020.
4.              Charles Federico resigned as Chairman and a director effective June 4, 2020.
Compensation Plan Descriptions

Option Plan

The purpose of the Option Plan is to advance the interests of the Corporation by closely aligning the participants’ personal interests with those of the Corporation’s shareholders generally.

Terms of the Plan

The following is a description of the terms of the Option Plan as constituted prior to the Option Plan amendments set forth in the section “Description of the Stock Option Plan Amendments”.

Directors, officers and employees of the Corporation, as well as persons or companies engaged by the Corporation to provide services on a continuous basis for an initial, renewable or extended period of twelve months or more (and may include persons or companies such as consulting researchers, doctors and other consultants), are eligible to be granted options under the Option Plan even if they are not full time employees of the Corporation.

Options granted under the Option Plan are granted at the discretion of the Board of Directors and are typically granted in such numbers as reflect the level of responsibility and participation of the particular optionee as determined over the course of the year. The terms of the Option Plan provide that the aggregate number of Common Shares issuable thereunder (and under any other employee stock option plans or other share compensation arrangements) cannot, at the time of the option grant, exceed 15% of the total number of Common Shares issued and outstanding.

The Corporation adopted a number of amendments to the Option Plan at its annual and special meeting of shareholders held on May 29, 2019. These amendments included  (i) increasing the number of Common Shares that may be reserved under the Option Plan and any other security based compensation arrangements to 15% of the total issued and outstanding Common Shares, from time to time, and (ii) increasing the limitation in the Option Plan that restricts the aggregate number of Common Shares that may be reserved for issuance to insiders of the Corporation at any time and the number of Common Shares that may be issued to insiders of the Corporation within any one year period under the Compensation Plans and any other security based compensation arrangements of the Corporation, to 15% of the Corporation’s issued and outstanding Common Shares.

The aggregate number of Common Shares that may be reserved for issuance to any one participant under the Option Plan or under any other plan of the corporation may not exceed 5% of the total number of Common Shares issued and outstanding (calculated on a non-diluted basis) in any 12-month period.

The price at which Common Shares may be issued upon exercise of options granted under the Option Plan cannot be lower than the volume weighted average trading price of the Common Shares on the TSX over the period of five days immediately preceding the date of the grant. Options issued under the Option Plan may be exercised during a period determined by the Board, which shall not exceed ten years. In addition, notwithstanding the expiration date applicable to any Option, if an Option would otherwise expire during or immediately after a Blackout Period (as defined in the Option Plan), then the expiration date of such Option shall be the 10th business day following the expiration of the Blackout Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such option is granted to the optionee. Options granted under the Option Plan are subject to immediate termination upon the dismissal of an employee with cause. If an optionee ceases to hold any position as an optionee, by reason of retirement, resignation, or termination other than for cause, the vested Options terminate on the earlier of the normal expiry date of the Option or 90 days from cessation or such longer period following cessation as the Board of Directors shall determine1, provided that in no case may an Option expire any later than the normal expiry date. Under the Option Plan, in the event of death or disability of the optionee, his or her Options may be exercised during the one year period following the date of the event to the extent the Options were exercisable on the date of such event. The Options vest over a period determined by the Board of Directors. The Options are non-transferable and non-assignable unless permitted by the Board or unless such transfers are to Eligible Assignees (as defined in the plan). There is no agreement under which financial assistance will be provided by the Corporation to facilitate the purchase of shares under the Option Plan.

The Board has the discretion to make amendments to the Option Plan and any Options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

a)	Minor changes of a “housekeeping nature”;

b)
Amending the Options under the Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed ten years from the date the Option is granted and that such Option is not held by an insider), vesting period, exercise method and frequency, subscription price (provided that such option is not held by an insider), and method of determining the subscription price, assignability and effect of termination of an optionee’s employment or cessation of the optionee’s directorship;

c)	Changing the class of optionees eligible to participate under the Option Plan;

d)
Accelerating vesting or extending the expiration date of any Option (provided that such option is not held by an insider), and where such option is held by an insider in such case, shareholder approval shall be obtained in connection with the extension;

e)	Changing the terms and conditions of any financial assistance which may be provided by the Corporation to optionees to facilitate the purchase of common shares under the Option Plan; and

f)	Adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying common shares from the Option Plan reserve.

1  The Option Plan was amended to provide discretion to the Board to extend the termination period following cessation of employment other than for cause in fiscal 2018. The amended and restated Option Plan, including the aforementioned amendment, was approved by the Board on March 14, 2018 and by the shareholders of the Corporation at the Corporation's annual and special meeting held on June 14, 2018.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the Option Plan; (ii) any increase in the maximum number of Common Shares issuable under the Option Plan; and (iii) any reduction in the exercise price or extension of the option period benefiting an insider, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX.

The Option Plan permits the Board of Directors to suspend or terminate the Option Plan, as well as to amend or revise the terms of the Option Plan, subject to any applicable regulatory approval, provided that no such amendment or revisions shall alter the terms of any Options theretofore granted under the Option Plan.

Outstanding Stock Options Available for Issuance

The following table summarizes, as of August 31, 2020, the number of stock options that have been exercised under the Option Plan since its inception, the number of stock options outstanding as of August 31, 2020, and the number of stock options remaining available for grant as of August 31, 2020.

Awards	Number	Percentage of Currently Outstanding Common Shares
Options exercised, expired or cancelled since inception	737,702	1%
Options outstanding	2,627,376	3%
Awards available for grant under the Compensation Plans	9,601,272	12%

The following table summarizes the burn rate (being the number of Options granted under the Option Plan during the applicable fiscal year divided by the weighted average number of Common Shares outstanding for the applicable fiscal year) in respect of the Option Plan for the past three years:

Fiscal Year	Burn Rate
2019	3%
2018	2%
2017	5%

SU Plan

The purpose of the SU Plan is to encourage selected eligible employees of the Corporation and its affiliates to acquire a proprietary interest in the growth and performance of the Corporation, generate an increased incentive to contribute to the Corporation’s future success and prosperity and align the interests of such eligible employees with the Corporation’s long-term strategy and with the interests of the Corporation’s shareholders. The following summary is qualified in its entirety by the SU Plan, copies of which are available on SEDAR.

Terms of the SU Plan

Regular full-time or part-time employees of the Corporation or of an affiliate of the Corporation are entitled to participate in the SU Plan.

The maximum aggregate number of Common Shares that are reserved for issuance in aggregate under the Option Plan, SU Plan and DSU Plan (the “Compensation Plans”) is equal to 15% of the issued and outstanding Common Shares, from time to time. In addition, the Common Shares and other securities reserved for issuance to insiders of the Corporation under the Compensation Plans, and any other share compensation arrangements of the Corporation, shall not exceed 15% of the issued and outstanding securities of the Corporation and the number of Common Shares and other securities issued to insiders of the Corporation within any one year period under the Compensation Plans and any other share compensation arrangements of the Corporation, shall not exceed 15% of the issued and outstanding securities of the Corporation. Finally, the number of Common Shares or other securities of the Corporation that may be issued under the Compensation Plans, and any other share compensation arrangements of the Corporation, to any single participant and his, her or its associates within any one year period may not exceed 5% of the issued and outstanding securities of the Corporation and the number of Common Shares or other securities of the Corporation that may be reserved for issuance under the Compensation Plans, and any other share compensation arrangements of the Corporation, to any single participant and his, her or its associates may not exceed 5% of the issued and outstanding securities of the Corporation.

All of the vested Restricted Share Units (“RSU”) and Performant Share Units (“PSU”) covered by a particular award grant under the SU Plan will be settled on the first business day following the vesting date for a value per unit based on either the fair market value of a Common Share on the day prior to the vesting date or an average fair market value of a Common Share over a specified number of days prior to the vesting date. Unless otherwise stated in a particular award agreement entered into pursuant to the SU Plan, RSUs and PSUs shall vest on the third anniversary of their grant date. Subject to the terms of the SU Plan and of any applicable award agreement entered into pursuant to the SU Plan, payments or transfers to be made by the Corporation or an affiliate upon the settlement of an award may be made in such form or forms as the Compensation Committee shall determine, including, without limitation, cash, Common Shares purchased on the open market, Common Shares issued from treasury, other securities or other awards, or any combination thereof, and may be made in a single payment or transfer.

In the event that a participant in the SU Plan voluntarily resigns from the Corporation or has their employment terminated for cause, all RSUs or PSUs shall be cancelled effective at the commencement of the date the former participant’s employment ceases and no distributions shall be made to such former participant under the SU Plan. In the event that a participant in the SU Plan has their employment with the Corporation terminated without cause, dies, retires or is disabled, the number of RSUs or PSUs granted to such participant that is proportionate to the portion of the vesting period of such RSUs or PSUs during which the participant was employed by the Corporation shall vest on their vesting date. In the event that a participant under the SU Plan is terminated following a change of control of the Corporation, any RSUs or PSUs granted to such participant shall vest on the date of the change of control.

RSUs and PSUs granted under the SU Plan are not transferrable or assignable by the grantee, other than through the laws of descent and distribution, although participants may be permitted by the Compensation Committee to designate a beneficiary to exercise the rights of the participant if they were to die. The Compensation Committee may amend, alter, suspend, discontinue or terminate the SU Plan in whole or in part without shareholder approval, provided however, that at any time while the Common Shares are listed for trading on the TSX, the Compensation Committee will not be entitled to amend the Share Unit Plan or any Share Unit granted under it (together with any related Share Unit agreement) without shareholder approval, and if applicable, TSX approval: (i) to increase the maximum number of Common Shares issuable pursuant to the SU Plan; (ii) to permit the assignment or transfer of a Share Unit other than as provided for in the SU Plan; (iii) to add to the categories of persons eligible to participate in the SU Plan; (iv) to remove or amend certain sections of the SU Plan, including the section that governs amendments to the SU Plan; or (vi) in any other circumstances where TSX and shareholder approval is required by the TSX.

The Compensation Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any RSUs or PSUs granted, prospectively or retroactively, provided however that no such change shall be made without the consent of the affected participant if the rights of such participant with respect to the RSUs or PSUs would be impaired.

DSU Plan

The purpose of the DSU Plan is to provide directors of the Corporation with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with the interests of the Corporation’s shareholders.

Terms of the DSU Plan

Any director of the Corporation is eligible to participate in the DSU Plan. The following summary is qualified in its entirety by the DSU Plan, copies of which are available on SEDAR.

The maximum aggregate number of Common Shares that are reserved for issuance under the Compensation Plans will be equal to 15% of the issued and outstanding Common Shares, from time to time. The maximum number of Common Shares issuable pursuant to outstanding DSUs at any time shall be limited to 5% of the issued and outstanding Common Shares. In addition, the Common Shares and other securities reserved for issuance to insiders of the Corporation under the Compensation Plans, and any other share compensation arrangements of the Corporation, shall not exceed 15% of the issued and outstanding securities of the Corporation and the number of Common Shares and other securities issued to insiders of the Corporation within any one year period under the Compensation Plans and any other share compensation arrangements of the Corporation, shall not exceed 15% of the issued and outstanding securities of the Corporation. The DSU Plan does not limit grants to an individual director either under the DSU Plan generally or during any one year period. Upon the cancelation, expiry or settlement of DSUs, Common Shares reserved for issuance thereunder shall be available for subsequent grants of DSUs pursuant to the DSU Plan.

DSUs will be fully vested upon being granted and credited to a participant’s account. Participants in the DSU Plan shall either (i) receive a payment in cash equal in value to the number of DSUs recorded in the Participant’s Account on the Distribution Date multiplied by the fair market value of a Common Share of the Corporation on the distribution date or (ii) receive that number of Common Shares of the Corporation that is equal to the number of DSUs in the participant’s account on the distribution date or (iii) a combination of cash and Common Shares (in accordance with the DSU Plan). The distribution date in respect of a participant in the DSU Plan shall be the earliest date on which the participant is no longer a member of the Board and is not otherwise employed by the Corporation or any of its subsidiaries, or such later date that the participant in the DSU Plan may elect. In the event that a participant dies while they are a member of the Board, the participant’s estate will receive either Common Shares or a cash payment or a combination thereof (as described in the DSU Plan) on or about 30 days following the date the Corporation is provided with notice of the death.

DSUs granted under the DSU Plan may not be assigned, transferred sold, pledged or charged by the participant under the Plan. The Board may amend, suspend or discontinue the DSU Plan or amend any DSU or DSU agreement at any time without the consent of a participant, provided that such amendment shall not adversely alter or impair the rights of any participant in respect of any DSU previously granted to such participant under the DSU Plan, except as otherwise permitted under the DSU Plan. In addition, the Board may, by resolution, amend the DSU Plan and any DSU granted under it (together with any related DSU agreement) without shareholder approval, provided however, that at any time while the Common Shares are listed for trading on the TSX, the Board will not be entitled to amend the DSU Plan or any DSU granted under it (together with any related DSU agreement) without shareholder approval and, if applicable, TSX approval: (i) to increase the maximum number of Common Shares issuable pursuant to the DSU Plan; (ii) to permit the assignment or transfer of a DSU other than as provided for in the DSU Plan; (iii) to add to the categories of persons eligible to participate in the DSU Plan; (iv) to remove or amend certain sections of the DSU Plan, including the section that governs amendments to the DSU Plan; or (vi) in any other circumstances where TSX and shareholder approval is required by the TSX. If the Board terminates or suspends the DSU Plan, previously credited DSUs will remain outstanding and in effect in accordance with the terms of the DSU Plan.

Awards Available for Issuance under the SU Plan and DSU Plan

The following table summarizes, as of August 31, 2020, the number of awards outstanding under the Compensation Plans as of August 31, 2020, and the number of awards remaining available for grant under the Compensation Plans as of August 31, 2020.

Awards	Number	Percentage of Currently Outstanding Common Shares
Outstanding Options	2,627,376	3%
Awards Outstanding under the SU Plan	0	0%
Awards Outstanding under the DSU Plan	0	0%
Awards available for grant under the Compensation Plans	9,601,272	12%

CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Rule”). The Disclosure Rule establishes disclosure requirements regarding corporate governance practices of a reporting issuer as well as the requirement to file any written code of business conduct and ethics that a reporting issuer has adopted. Set out below is a description of the Corporation’s approach to corporate governance as required by the Disclosure Rule.

Board of Directors

During the year ended December 31, 2019, four of the six members of the Board of Directors were independent directors. An independent director is defined as a director who has no direct or indirect material relationship with the Corporation, being a relationship, which could be reasonably expected to interfere with the exercise of a director’s independent judgement. As at December 31, 2019, Messrs. McNally and Randall are considered to be non-independent by virtue of their management positions with the Corporation and their employment relationships with the Corporation. The Board believes that their extensive knowledge of the Corporation’s business and affairs is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board. Subsequent to December 31, 2019, three of the independent directors (being Charles Federico, John Schellhorn and Domenic Serafino) resigned and one new independent director was appointed until the next Annual and Special Meeting. Of the current directors, Messrs. John E. Barker and Phillip McStotts are considered to be independent directors Three new directors have been nominated for election to the board at the Meeting and they are all considered to be independent. Mr. McStotts will not stand for election as a director at the Meeting. These determinations were made by the Board based upon an examination of the factual circumstances of each director and consideration of any interests, business or relationships, which any director may have with the Corporation.

As part of each regularly scheduled quarterly board meeting, the independent directors have an executive session, exclusive of non-independent directors and management. Over the course of 2019, the independent directors held four such executive sessions. At the present time, the Board believes that the knowledge, experience and qualifications of its independent directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities.

The Chairman of the Board of Directors, David McNally is not an independent director. The Corporation does not presently have a designated lead independent director. The Board utilizes its own in-house expertise, and that of its legal counsel, to provide advice and consultation on current and anticipated matters of corporate governance.

Director Meetings

The Board of Directors held 17 meetings during the financial year ended December 31, 2019. The following table summarizes the attendance record for each of the directors at meetings of the Board of Directors, Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee.

Name	Number of Meetings Attended by the Directors
	Board of Directors	Audit Committee	Compensation Committee	Governance and Nominating Committee
John E. Barker	17/17	4/4	4/4	1/1
David McNally	17/17	N/A	N/A	N/A
Stephen Randall	17/17	N/A	N/A	N/A
John Schellhorn(1)	16/17	4/4	4/4	1/1
Domenic Serafino(2)	16/17	4/4	4/4	1/1
Charles Federico(3)	14/16	2/2	1/1	1/1
Notes:
1.              John Schellhorn resigned as a director effective June 4, 2020.
2.              Domenic Serafino resigned as a director effective February 10, 2020.
3.              Charles Federico resigned as Chairman and a director effective June 4, 2020.

Other Reporting Issuer Experience

Other than as set out below, none of the directors of the Corporation are directors of other reporting issuers (other than the Corporation) as of the date of this Circular: August 31, 2020.

Board Mandate

The Board of Directors is responsible for the overall stewardship of the Corporation and operates pursuant to a written mandate, which was updated and approved by the Board in March 2018 and as set out in Schedule “A” to this management information circular.

Position Descriptions

The Board has developed written position descriptions for the Chairman of the Board of Directors and the chair of each committee. With respect to management’s responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances) and other matters of material significance to the Corporation, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material expenditures or legal commitments. The Board and/or its audit committee also reviews and approves the Corporation’s major communications with shareholders and the public including the annual report, if any, (and financial statements contained therein), quarterly reports to shareholders, the annual management information circular and the annual information form. The specific corporate objectives which the chief executive officer is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Corporation’s case, typically related to the advancement of the development of the Company’s single-port robotic technologies, personnel recruitment and management, strategic planning and initiatives and financing of the Corporation, and matters ancillary thereto.

Orientation and Continuing Education

The Corporation does not provide a formal orientation or education program for Board members, as it believes that such programs are not appropriate for a development stage company with an experienced Board, the members of which have been selected for their specific expertise.

The Corporation’s directors are highly experienced and knowledgeable, both individually and as a group. The directors have either a medical or business background and have long careers in or related to the medical, health or financial industry and are intimately familiar with the Corporation’s product development plans, through sufficient interactions with management and technology developers.

To ensure that the Board has and maintains knowledge necessary for them to meet their obligations as directors of the Corporation, summary technology presentations by management relating to various aspects of the Corporation’s technologies are made at meetings of the Board. The Board believes that discussion among the directors and management at these meetings provides a valuable learning resource for the directors with non-technical expertise in the subject matter presented, and that those directors provide management with valuable insights into other considerations related to financing, managing and governing the Corporation.

Ethical Business Conduct

The Corporation is committed to maintaining high standards of corporate governance and this philosophy is communicated by the Board to management, and by management to employees, on a regular basis.

In order to ensure that the directors exercise independent judgment in considering transactions and agreements, the Board requires that all directors declare any conflicts of interest with issues or situations as they arise. This would include transactions/agreements in which a director/officer has material interest.

Nomination of Directors

The Corporate Governance and Nominating Committee is a standing committee appointed by the Board and it is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles. The Committee’s responsibilities also include identifying candidates for directorship and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

In 2019, the Corporate Governance and Nominating Committee was composed entirely of independent directors, which at December 31, 2019 was made up of John E. Barker, Domenic Serafino and John Schellhorn.

Audit Committee

The Board of Directors has established an Audit Committee. The Audit Committee met four times during the financial year ended December 31, 2019.

Audit Committee Charter

The text of the Audit Committee Charter is attached as Schedule “A” to the Corporation’s Annual Information Form for the year ended December 31, 2019, a copy of which is available on SEDAR.

As at December 31, 2019, all four members of the Audit Committee, namely, Messrs. Barker, Federico, Schellhorn and Serafino are considered to be independent and financially literate directors.

Composition of the Audit Committee

As of the date of this information circular, the table below sets out the current members of the Audit Committee and states whether they are financially literate and/or independent.

Director	Independent	Financially Literate
John E. Barker	Yes	Yes
Phillip McStotts	Yes	Yes

Relevant Education and Experience

Messrs. Barker and McStotts are the current directors on the Corporation’s Audit Committee and have been senior officers and/or directors of publicly traded companies and business executives for a number of years. In these positions, each individual has been responsible for receiving financial information relating to the entities of which they were directors or senior officers. They had or have developed an understanding of financial statements generally and understand how those statements are used to assess the financial position of a company and its operating results. Each member of the Audit Committee also has a significant understanding of the business in which the Corporation is engaged and has an appreciation for the relevant accounting principles for the Corporation’s business.

External Auditor Service Fees

The table below sets out all fees billed by the Corporation’s external auditor in respect of the last two financial years. The Audit Committee has adopted procedures for the engagement of non-audit services as described in section 3 of its charter under “Duties and Responsibilities”.

				(CDN$)
Financial Year Ended	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2019	$80,520	$78,240	$6,480.	$34,020
December 31, 2018	$56,085	$31,534	-	$139,109

Notes:
(1)	“Audit Fees” are fees billed by the Corporation’s external auditor for services provided in auditing the Corporation’s financial statements for the financial year.
(2)
“Audit-Related Fees” are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to performing the audit or reviewing the Corporation’s interim financial statements.

(3)	“Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” were amounts paid for audit related services including regulatory filings and comfort letters in connection with prospectus offerings completed during the calendar year.

Compensation Committee

Compensation matters are dealt with by the Compensation Committee of the Corporation. The function of the Compensation Committee is to review the compensation terms of each officer of the Corporation annually as well as at any other times as necessary. After considering inputs from senior management, the Compensation Committee makes a recommendation to the Board for approved compensation terms for each officer of the Corporation. Among other things, the Compensation Committee also recommends the structure of the compensation in terms of the amount of cash and/or number of options to be granted. The members of the Compensation Committee have several years of relevant experience, having served as senior business executives with other companies and as members of compensation committees of other companies.

As at December 31, 2019, all three members of the Compensation Committee, namely, Messrs. Barker, Schellhorn and Serafino are considered to be independent directors. The Compensation Committee met four times during the financial year ended December 31, 2018.

Other Board Committees

The Board has no standing committee other than the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Assessments

The Board, its committees and individual directors are not regularly assessed with respect to their effectiveness and contribution, as the Board believes that such assessments are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. A more formal assessment process will be instituted as, if, and when the Board deems necessary.

Director Tenure

It is proposed that each of the persons elected as a director at the Meeting will serve until the close of the next annual meeting of the Corporation or until their successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes, at this time, that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members. This decision is subject to review on an annual basis. The Board does not follow a formal director assessment procedure in evaluating Board members. However, the Board believes that it can best achieve the right balance between continuity and fresh perspectives without mandated term limits.

Representation of Women on the Board and in Executive Officer Positions

The Corporate Governance and Nominating Committee’s Charter encourages diversity in the composition of the Board of Directors and requires periodic review of the composition of the Board of Directors as a whole to recommend, if necessary, measures to be taken so that the Board of Directors reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board of Directors as a whole. Accordingly, while the Board of Directors has not adopted a written policy nor targets relating to the identification and nomination of women directors, the Board of Directors does take into consideration a nominee’s potential to contribute to diversity within the Board of Directors. Given that diversity is part of determining the overall balance, which includes gender, the Board of Directors has not adopted a gender specific policy target.

The Corporate Governance and Nominating Committee recognizes the value of diversity. Currently, the Board of Directors is comprised of male directors. The Board of Directors does not follow a formal process for proposing female nominees for Board of Director vacancies. Rather the Board of Directors focuses on the qualification and professional or business experience of each individual nominee.

Consistent with the Corporation’s approach to diversity at the Board of Director level, the Corporation’s hiring practices, including at the executive officer level, include consideration of diversity across a number of areas, including gender. Currently the Vice President Finance of the Corporation is female. The Corporation does not have a target number of women executive officers. Given the small size of its executive team, the Corporation believes that implementing targets would not be appropriate. However, in its hiring practices, the Corporation considers the level of representation of women in executive officer positions.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, no director or executive officer of the Corporation, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Financial information for the Corporation is provided in the Corporation’s comparative annual financial statements and management’s discussion and analysis for the most recently completed financial year. This information and additional information relating to the Corporation can be found on the SEDAR website at www.sedar.com and on the Corporation’s website at www.titanmedicalinc.com. Copies of the above and other disclosure documents of the Corporation may also be obtained from the Secretary of the Corporation upon request.

DIRECTORS’ APPROVAL

The contents and the distribution of this Circular have been approved by the Board of Directors. DATED the 31st day of August, 2020.

(signed) David J. McNally

Chairman, President and Chief Executive Officer Titan Medical Inc.

SCHEDULE “A”

BOARD OF DIRECTORS MANDATE

Introduction

The board of directors (the “Board”) of Titan Medical Inc. (the “Company”) is elected by the shareholders of the Company and is responsible for the stewardship of the Company. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Chair of the Board of Directors

The Chair of the Board (the “Chair”) will be appointed by the Board, after considering the recommendation of the Company’s Corporate Governance and Nomination Committee, for such term as the Board may determine.

Independence

The Board will be comprised of a majority of independent directors, as established by applicable laws and rule 5605 of the NASDAQ Stock Market Rules and the rules of any stock exchanges upon which the Company’s securities are listed, including section 3.1 of National Policy 58-201 – Corporate Governance Guidelines.

Where the Chair is not independent, the independent directors may select one of their number to be appointed lead director of the Board for such term as the independent directors may determine. The Chair or lead director, if appointed, will chair regular meetings of the independent directors and assume other responsibilities that the independent directors as a whole have designated.

Role and Responsibilities of the Board

The role of the Board is to act honestly and in good faith and act in the best interest of the Company, and each member of the Board must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of the Company.

The responsibilities of the Board include:

●	adopting a strategic planning process;

●	risk identification and ensuring that procedures are in place for the management of those risks;

●	the Company’s internal control and management information systems;

●	review and approve annual operating plans and budgets;

●	corporate social responsibility, ethics and integrity;

●	review the integrity of the Chief Executive Officer (CEO) and the other executive officers and ensure that the CEO and other executive officers create a culture of integrity;

●	succession planning, including the appointment, training and supervision of management;

●	delegations and general approval guidelines for management;

●	monitoring financial reporting and management;

●	monitoring internal control and management information systems;

●	corporate disclosure and communications including the adoption of a Corporate Disclosure Policy, which shall serve as the communication policy for the Company;

●	adopting measures for receiving feedback from stakeholders;

●
adopting key corporate policies designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity;

●	developing the Company’s approach to governance; and

●	such other items as required by law including the Business Corporations Act (Ontario).

Meetings of the Board will be held at least quarterly, with additional meetings to be held depending on the state of the Company’s affairs and in light of opportunities or risks which the Company faces. After each meeting of the Board, the directors will meet without management being present. In addition, separate meetings of the independent directors of the Board may be held at which members of management and the non-independent directors are not present.

The Board will delegate responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior officers and will supervise such senior officers appropriately.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee.

Strategic Planning Process and Risk Management

The Board will adopt a strategic planning process to establish objectives and goals for the Company’s business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

The Board, in conjunction with management, will identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks.

Succession Planning, Appointment and Supervision of Management

The Board will approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the CEO or any person acting in such capacity, and the other senior officers of the Company, and will also approve the compensation of the CEO or any person acting in such capacity, and the other senior officers of the Company.

In furtherance of the succession plan, the Board shall monitor senior management and oversee their training.

Delegations and Approval Authorities

The Board will delegate to the CEO, or any person acting in such capacity, senior management authority over the day- to-day management of the business and affairs of the Company.

Corporate Disclosure and Communications

The Board will seek to ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which the Company’s securities are listed and the Corporate Disclosure Policy. In addition, the Board will adopt procedures that seek to ensure the security holders have a direct contact to a designated individual in order to provide them with corporate information.

Corporate Policies

The Board will adopt and monitor compliance of the policies and procedures, which are designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity. Principal policies consist of:

●	Insider Trading Policy; and

●	Whistleblower Policy.

Review of Mandate

The Corporate Governance and Nominating Committee will annually review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration. The Board may, from time to time, amend this Mandate.

The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively. The terms of this Mandate are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

Effective: March, 2018

SCHEDULE “B”

Amended Stock Option Plan in Blackline

[See Attached]

TITAN MEDICAL INC.

STOCK OPTION PLAN

(Amended and Restated effective as of ~~May 29, 2019)~~July 15, 2020)

1.	The Plan and Definitions
A stock option plan (this “Plan”), pursuant to which options to purchase common shares in the capital of Titan Medical Inc. (the “Corporation”) may be granted to the directors, officers and employees of the Corporation and to Service Providers retained by the Corporation, is hereby established on the terms and conditions set forth herein.

The trading price of the Common Shares may vary from time to time and the advantage conferred by the granting of an Option may not be guaranteed. Accordingly, each person who has been granted an Option must decide, in accordance with his own estimate and financial situation, if it is appropriate to exercise any Option granted under this Plan. The decision to exercise or to not exercise an Option shall not affect in any way the status of the option holder within the Corporation or its subsidiaries.

The following capitalized terms used herein shall have the meanings ascribed thereto as follows:

(a)	“Affiliate” shall have the meaning ascribed thereto in the Securities Act (Ontario) and regulations and instruments published and adopted pursuant thereunder;

(b)	~~(i)~~ “Black Out Period” means the period during which the Corporation has imposed trading restrictions on its insiders and certain other persons pursuant to its insider trading and disclosure policies;

(c)	~~(ii)~~ “Board” means the Board of Directors of the Corporation;

(d)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(e)	~~(iii)~~ “control” and “controlled” shall have the meanings ascribed thereto in the Securities Act (Ontario);

(f)	~~(iv)~~ “Common Shares” means the common shares in the capital of the Corporation;

(g)	~~(v)~~ “Compensation Plans” means this Plan, the DSU Plan and the SU Plan;

(h)	~~(vi)~~ “Disability” means any disability with respect to a Participant which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Participant from:

(i)
~~(a)~~ being employed or engaged by the Corporation, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Corporation or its subsidiaries; or

(ii)	~~(b)~~ acting as a director or officer of the Corporation or its subsidiaries;

(i)	~~(vii)~~ “DSU Plan” means the Deferred Share Unit Plan of the Corporation effective as of May 29, 2019;

(j)	~~(viii)~~ “Eligible Assignee” means, in respect of a Participant, that person’s spouse, minor children or minor grandchildren, Eligible Retirement Plan, Eligible Corporation or Eligible Family Trust;

(k)	~~(ix)~~ “Eligible Corporation” means, in respect of a Participant, a corporation controlled by that person and all the shares of which are held by that person and/or Eligible Assignees of that person;

(l)	~~(x)~~ “Eligible Family Trust” means, in respect of a Participant, a trust of which the Eligible Person is a trustee and of which all beneficiaries are that person and/or Eligible Assignees;

(m)
~~(xi)~~ “Eligible Retirement Plan” means, in respect of a Participant in Canada, a registered retirement savings plan or registered retirement income fund established by that person or under which the beneficiary or annuitant is that person~~, and in respect of a Participant in the United States, a 401(k) plan or individual retirement account established by that person or under which the beneficiary or annuitant is that person~~;

(n)	~~(xii)~~ “Exchange” means the Toronto Stock Exchange and/or such other stock exchange upon which the Common Shares may become listed;

(o)	“Incentive Stock Option” means an Option that qualifies an Incentive Stock Option under section 422 of the Code;

(p)
~~(xiii)~~ “Insider” means a “reporting insider” (as such term is defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions) and “associates” and “affiliates” thereof (as such terms are defined in the rules of the Exchange or where they are not so defined, as such terms are defined in the Securities Act (Ontario));

(q)	~~(xiv)~~ “Insider Participation Limit” means the number of Common Shares:

(i)	~~(a)~~ issued to Insiders, within any one year period, and

(ii)	~~(b)~~ issuable to Insiders, at any time,

under this Plan, and when combined with the SU Plan, DSU Plan and all of the Corporation’s other security based compensation arrangements (if any), do not exceed 15% of the Corporation’s total issued and outstanding common shares.

(r)	“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option;

(s)	~~(xv)~~ “Option Period” shall mean the period during which an Option may be exercised;

(t)	~~(xvi)~~ “Options” shall mean options to purchase Common Shares granted under this Plan and includes Incentive Stock Options and Nonqualified Stock Options;

(u)	~~(xvii)~~ “Participant” shall have the meaning ascribed to in Section 6(a);

(v)
~~(xviii)~~ “Service Providers” shall mean persons ~~or companies~~ engaged by the Corporation or by any Affiliate of the Corporation to provide services (i) where the person is in the United States, on a continuous basis for an initial, renewable or extended period of twelve months or more and, in the United States, shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the U.S. Securities Act~~;~~, or (ii) where the person is outside the United States, the said person meets the definition of a “consultant” as such term is defined in National Instrument 45-106 – Prospectus Exemptions; provided that such persons are natural persons, provide bona fide services to the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

(w)	~~(xix)~~ “SU Plan” mans the Share Unit Plan of the Corporation effective as of May 29, 2019;

(x)	~~(xx)~~ “U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(y)
“U.S. Participant” means a Participant who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code, and such other Participant to the extent their Options awarded under the Plan are subject to U.S. federal income tax under the Code;

(z)
~~(xxi)~~ “VWAP” means the volume weighted average trading price of the Common Shares on the Exchange, calculated by dividing the total value by the total volume of Common Shares traded for the relevant period.

2.	Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation and Service Providers retained by the Corporation to acquire Shares, thereby: ~~(i)~~(i) increasing the proprietary interests of such persons in the Corporation; ~~(ii)~~(ii) aligning the interests of such persons with the interests of the Corporation’s shareholders generally; ~~(iii)~~(iii) encouraging such persons to remain associated with the Corporation and ~~(iv)~~(iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3.	Administration

(a)	This Plan shall be administered by the Board.

(b)
Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options, all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: ~~(i)~~(i) construe and interpret this Plan and all option agreements entered into hereunder; ~~(ii)~~(ii) prescribe, amend and rescind rules and regulations relating to this Plan and ~~(iii)~~(iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries and permitted assignees hereunder.

(c)	The Board’s authority to make amendments to this Plan without shareholder approval shall be in accordance with ~~paragraph 18~~Section 19 below.

(d)
Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the Chief Executive Officer or any other officer of the Corporation. Whenever used herein, the term “Board” shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(e)
Options shall be evidenced by ~~(i)~~(i) an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, or ~~(ii)~~(ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

(f)
The Board shall not grant Options to residents of the United States unless such Options are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

4.	Shares Subject to Plan

(a)
Subject to Section ~~15~~16 below, the securities that may be acquired by Participants upon the exercise of Options shall be deemed to be fully authorized and issued Common Shares. Whenever used herein, the term “Common Shares” shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section ~~15~~16 below.

(b)
The aggregate number of Common Shares reserved for issuance under this Plan and all of the other Compensation Plans of the Corporation, shall not, at the time of the stock option grant, exceed fifteen percent (15%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such limit.

(c)
If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Common Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Common Shares it is authorized to issue shall be sufficient to satisfy the Corporation’s obligations under all outstanding Options granted pursuant to this Plan.

6.	Eligibility and Participation

(a)	The Board may, in its discretion, select any of the following persons to participate in this Plan and to receive Options under this Plan:
(i)	directors of the Corporation and of any Affiliate of the Corporation;
(ii)	officers of the Corporation and of any Affiliate of the Corporation;
(iii)	employees of the Corporation and of any Affiliate of the Corporation; and
(iv)	Service Providers;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a “Participant”).

(b)
The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

7.	Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Common Shares may be acquired upon the exercise of such Option provided that such exercise price may not be lower than the greater of (i) the VWAP of the Common Shares on the Exchange over the period of five days immediately preceding the date of the grant, and (ii) the closing price of the Common Shares on the Exchange on the last trading day preceding the date of grant. In addition, the exercise price of an Option must be paid in cash. Disinterested shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an Insider.

8.	Number of Optioned Shares

The number of Common Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) in any 12-month period.

This Plan limits the number of Options which may be granted to Insiders to the Insider Participation Limit except in circumstances where the Corporation has obtained disinterested shareholder approval for grants of Options to Participants who are Insiders where any such grant or grants would result in the Insider Participation Limit being exceeded.

9.	Term

The Option Period shall be determined by the Board at the time that the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole and unfettered discretion at the time that such Option is granted and Sections 11, 12 and ~~16~~17 below, provided that:

(a)
no Option shall be exercisable for a period exceeding ten (10) years from the date that the Option is granted unless the Corporation receives the required approval of the stock exchange or exchanges on which the Common Shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed;

(b)
no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Common Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c)	the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

(d)
notwithstanding the expiration date applicable to any Option, if an Option would otherwise expire during a Black Out Period or during the period of ten business days immediately following the last day of a Black Out Period, the expiration date of such Option shall be the tenth business day following the expiration of the Black Out Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such Option is granted to the Participant.

10.	Method of Exercise of Option

(a)
Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or Service Provider of the Corporation or an Eligible Assignee.

(b)	Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.

(c)	Any Participant (or his legal, personal representative) or Eligible Assignee wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Toronto, Ontario:

(i)
~~(i)~~ a written notice expressing the intention of such Participant (or his legal, personal representative) or Eligible Assignee to exercise the Option and specifying the number of Common Shares in respect of which the Option is exercised; and

(ii)	~~(ii)~~ a cash payment, certified cheque or bank draft, representing the full purchase price of the Common Shares in respect of which the Option is exercised.

(d)
Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Common Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Common Shares in respect of which the Option has been duly exercised.

(e)
No Option holder who is resident in the United States may exercise Options unless the Common Shares to be issued upon exercise are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

(f)
The Corporation shall be entitled to take all steps necessary to ensure that sufficient funds are provided to the Corporation by the Participant or Eligible Assignee to enable the Corporation to satisfy all withholding tax and other source deduction requirements in respect of the exercise of an Option by the Participant or Eligible Assignee that are imposed by any applicable law, including:

(i)	~~(i)~~ deducting and withholding any amount from any payments made to the Participant or Eligible Assignee, whether hereunder or otherwise;

(ii)	~~(ii)~~ requiring from the Participant or Eligible Assignee a cash payment, certified cheque or bank draft in the amount specified by the Corporation; and

(iii)
~~(iii)~~ requiring that the Participant or Eligible Assignee enter into a same-day sale in respect of some or all of the Common Shares received on the exercise of an Option, with a portion of the sale proceeds being remitted directly to the Corporation.

11.	Ceasing to be a Director, Officer, Employee or Service Provider

Unless the Board otherwise determines:

(a)
if a Participant is dismissed for cause as a director, officer or employee of, or Service Provider to, the Corporation or one of its subsidiaries, all unexercised Option rights of that Participant or such Participant’s Eligible Assignee (where the Participant has assigned the Option to such Eligible Assignee) under this Plan shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such Participant under this Plan; and

(b)
if any Participant shall cease to hold the position or positions of director, officer, employee or Service Provider of the Corporation (as the case may be) as a result of ~~(i)~~(i) retirement at the normal retirement age prescribed by the Corporation, if any; ~~(ii)~~(ii) resignation; or ~~(iii)~~(iii) termination other than for cause; such Participant or such Participant’s Eligible Assignee (where the Participant has assigned the Option to such Eligible Assignee) shall have the right for a period to be determined by the Board not exceeding 90 days, or such longer period determined by the Board at its discretion in respect of a specific Option on a date after such Option is granted notwithstanding an earlier determination by the Board, from the date of the Participant ceasing to be a director, officer, employee or Service Provider to exercise his Options under this Plan with respect to all Common Shares issuable thereunder to the extent that the Options were exercisable on the date of such Participant ceasing to hold any such position with the Corporation, or until the normal expiry date of the Option, whichever is earlier. Upon the expiration of such period, all unexercised Option rights of that Participant and any Eligible Assignee thereof under this Plan shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such Participant under this Plan.

For greater certainty, the termination of any Options held by the Participant or his Eligible Assignee, and the period during which the Participant or his Eligible Assignee may exercise any Options, shall be without regard to any notice period arising from the Participant’s ceasing to hold the position or positions of director, officer, employee or Service Provider of the Corporation (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: ~~(i)~~(i) confer upon such Participant any right to continue as a director, officer, employee or Service Provider of the Corporation, as the case may be; or ~~(ii)~~(ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or Service Provider of the Corporation, as the case may be.

12.	Death or Disability of a Participant

In the event of the death of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death of such Participant, whichever is earlier, and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or applicable law; and

(b)	to the extent that he was entitled to exercise the Option as at the date of his death.

Notwithstanding Section 11, in the event of the Disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the determination by the Board of the Disability, whichever is earlier.

13.	Incentive Stock Options Awarded to U.S. Participants

U.S. Participants may be awarded Incentive Stock Options or Nonqualified Stock Options. Notwithstanding anything to the contrary in this Plan, the following provisions in this Section 13 will apply to Incentive Stock Options.

(a)
Each agreement or notice evidencing the grant of an Option as contemplated by Section 3(e) of the Plan shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be a Nonqualified Stock Option.

(b)
Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Common Shares available for Incentive Stock Options is 9,455,713 subject to adjustment pursuant to Section 16 of this Plan and subject to the provisions of Sections 422 and 424 of the Code. For clarity, the foregoing sentence in this sub-Section 13(b) shall not be interpreted to limit the number of Nonqualified Stock Options that the Corporation may grant (and the number of Common Shares that may be issuable thereunder), at the discretion of the Board, pursuant to this Plan.

(c)
The exercise price per Common Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the fair market value of a Common Share on the applicable grant date; provided, however, that the exercise price per common Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder (within the meaning of Code Sections 422 and 424) on the applicable grant date will be not less than one hundred ten percent (110%) of the fair market value of a Common Share on the applicable grant date.

(d)
No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which this Plan is adopted by the Board or (ii) the date on which this Plan is approved by the shareholders of the Corporation.

(e)
An Incentive Stock Option will terminate and no longer be exercisable no later than ten (10) years after the applicable grant date; provided, however, that an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder (within the meaning of Code Sections 422 and 424) on the applicable grant date will terminate and no longer be exercisable no later than five (5) years after the applicable grant date.

(f)
The aggregate fair market value of the Common Shares (determined as of the applicable grant date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Corporation and of any parent or subsidiary of the Corporation, as defined under Code Section 424(e) and (f)) will not exceed one hundred thousand United States dollars (US$100,000) or any other limitation subsequently set forth in Section 422(d) of the Code. To the extent that an Option that is designated as an Incentive Stock Option becomes exercisable for the first time during any calendar year for Common Shares having a fair market value greater than US$100,000, the portion that exceeds such amount will be treated as a Nonqualified Stock Option.

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.

(h)
An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution.

(i)
In the event the Plan is not approved by the shareholders of the Corporation in accordance with the requirements of Section 422 of the Code within twelve (12) months of the date of adoption of the Plan, Options otherwise designated as Incentive Stock Options will be Nonqualified Stock Options.

(j)	The Corporation shall have no liability to a U.S. Participant or any other party if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option.

(k)
An Incentive Stock Options shall be exercisable in accordance with its terms under the Plan and the applicable agreement or certificate awarding the Option and related exhibits and appendices thereto, if any. However, in order to retain its treatment as an Incentive Stock Option for United States federal income tax purposes, the Incentive Stock Option must be exercised within the following time periods (to the extent it otherwise is exercisable during such period pursuant to the terms of the Option):

(i)
For Incentive Stock Option treatment, if a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee due to the disability of such U.S. Participant (within the meaning of Code Section 22(e)), such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option was exercisable on the date of disability) by the date that is one year following the date of such disability (but in no event beyond the end of the Option Period of such Option).

(ii)
For Incentive Stock Option treatment, if a U.S. Participant who has been granted an Incentive Stock Option ceases to be an employee for any reason other than the death or disability(within the meaning of Code Section 22(e)) of such U.S. Participant, such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant within three months following the date of termination (but in no event beyond the end of the Option Period of such Option).

(iii)
For the purposes of this Section 13(k), the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Corporation that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Corporation (or of any parent or subsidiary of the Corporation as defined in Code Sections 424(e) and (f)) to another office of the Corporation (or of any such parent or subsidiary) or a transfer between the Corporation and any such parent or subsidiary.

14.	~~13.~~ Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of such Option until such Common Shares have been paid for in full and issued to such person.

15.	~~14.~~ Proceeds from Exercise of Options

The proceeds from any issuance of Common Shares upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

16.	~~15.~~ Adjustments

(a)
The number of Common Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Common Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Common Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Common Share that may be acquired upon the exercise of the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b)
Adjustments under this Section ~~15~~16 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Common Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

17.	~~16.~~ Change of Control

Notwithstanding any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant or his Eligible Assignee shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan, “change of control of the Corporation” means and shall be deemed to have occurred upon:

(a)
the acceptance by the holders of Common Shares of the Corporation, representing in the aggregate, more than 50 percent (50%) of all issued Common Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Common Shares of the Corporation; or

(b)
the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares acquired), directly or indirectly, of beneficial ownership of such number of Common Shares or rights to Common Shares of the Corporation, which together with such person’s then owned Common Shares and rights to Common Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than fifty percent (50%) of the combined voting rights of the Corporation’s then outstanding Common Shares; or

(c)	the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d)
the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e)
individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

18.	~~17.~~ Transferability

(a)
Subject to sub-~~section 17~~Section 18(b), all Options and all benefits, interests and rights accruing to any Participant (or such Participant’s Eligible Assignee) in accordance with the terms and conditions of this Plan may only be exercised by the Participant (or such Participant’s Eligible Assignee) during the lifetime of a Participant and shall be non-transferrable and non-assignable and may not be made subject to execution, attachment or similar process, save and except with the prior written permission of the Board, or in the event of the death of a Participant, by the person or persons to whom the Participant’s rights under the Option pass by the Participant’s will or applicable laws of descent and distribution.

(b)
Notwithstanding ~~section 17~~sub-Section 18(a) but subject to obtaining any necessary approvals in advance from the Corporation and from each Exchange on which the Common Shares are listed and which reserves the right to approve such assignments, a Participant may assign Options granted to him under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such Options to the original Participant or to other Eligible Assignees of the original Participant. Notwithstanding any such assignment, ~~(i)~~(i) all Options granted under the Plan shall be deemed to be the Option of the original Participant for the purposes of applying the rules and policies of the Exchange on which the Common Shares are listed and ~~(ii)~~(ii) the Corporation shall continue to treat the original Participant as the holder of the assigned Options unless and until such time as the Corporation is provided with notice in writing from the original Participant or its legal representative and the Eligible Assignee, together with such other documentation as the Corporation may require, confirming that the assignee is an Eligible Assignee.

19.	~~18.~~ Amendment and Termination of Plan

The Board may also, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary shareholder, Exchange and regulatory approvals, and any such amendment or revision shall apply to any Options theretofore granted under this Plan.

The Board has the discretion to make amendments to this Plan which it may deem necessary, without having to obtain shareholder approval including, without limitation:

(a)	minor changes of a “housekeeping nature”;

(b)
amending Options under this Plan, including with respect to the Option Period (provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted and that such Option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider) and method of determining the subscription price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship;

(c)	changing the class of Participants eligible to participate under this Plan;

(d)	accelerating the vesting of any Option;

(e)
extending the expiration date of any Option provided that the period during which an option is exercisable does not exceed 10 years from the date the Option is granted and provided that such Option is not held by an Insider, and where such Option is held by an Insider in such case, shareholder approval shall be obtained in connection with the extension;

(f)	changing the terms and conditions of any financial assistance which may be provided by the Corporation to Participants to facilitate the purchase of Common Shares under this Plan; and

(g)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Common Shares from this Plan reserve.

Shareholder approval will be required in the case of: ~~(i)~~(i) any amendment to the amendment provisions of this Plan; ~~(ii)~~(ii) any increase in the maximum number of Common Shares issuable under this Plan; ~~(iii)~~(iii) any reduction in the exercise price or extension of the Option Period benefiting an insider of the Corporation; and ~~(iv)~~(iv) any amendment to remove or exceed the Insider Participation Limit, in addition to such other matters that may require shareholder approval under the rules and policies of the Exchange.

20.	~~19.~~ Necessary Approvals

The obligation of the Corporation to issue and deliver Common Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Common Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Common Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant (or his Eligible Assignee) as soon as practicable.

21.	~~20.~~ Stock Exchange Rules
This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the Exchange.

22.	~~21.~~ Market Fluctuations

No amount will be paid to, or in respect of, a Participant (or any Eligible Assignee) under the Plan to compensate for a downward fluctuation in the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant (or any Eligible Assignee) for such purpose.

The Corporation makes no representations or warranties to Participants (or any Eligible Assignee) with respect to the Plan or the Options whatsoever. Participants (and any Eligible Assignees) are expressly advised that the value of any Options in the Plan will fluctuate as the trading price of Common Shares fluctuates.

In seeking the benefits of participation in the Plan, a Participant (and each Eligible Assignee) agrees to exclusively accept all risks associated with a decline in the market price of Common Shares whether before or after the exercise of Options and all other risks associated with participation in the Plan.

23.	~~22.~~ Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Common Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

24.	~~23.~~ Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Toronto, Ontario (Attention: Chief Financial Officer); or if to a Participant (or to an Eligible Assignee), to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

25.	~~24.~~ Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

26.	~~25.~~ Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Ontario.

This Plan is subject to the approval of the stock exchange or exchanges on which the Common Shares are listed and, if applicable, of the shareholders of the Corporation.

27.	~~26.~~ Effective Date of Plan

This amended and restated Plan was adopted by the Board on September 22, 2014, it became effective on the date of its initial approval by shareholders of the Corporation on June 9, 2015, it was further amended and restated effective –

(a)	with further approval by the Board, on March 14, 2018, ~~and it was further amended and restated effective~~

(b)	with shareholder approval, on May 29, 2019~~.~~, and

(c)	with further approval by the Board, on July 15, 2020.